OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

VESvault Corp.

5 Rutyna Circle
Hampton Bays, NY 11946

https://www.vesvault.com



7692 shares of Convertible Series A Preferred Stock and VEStokens

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum 823,076* shares of Convertible Series A Preferred Stock ($1,069,998.80)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 7,692 shares of Convertible Series A Preferred Stock ($9,999.60)

Company	VESvault Corp., a Delaware Corporation (the "**Company**")
Corporate Address	5 Rutyna Circle, Hampton Bays, NY 11946
Description of Business	The Company's business is built around its patent pending technology, Viral Encrypted Security (VES). VES employs a user-defined virally connected network of friends to enable recovery of lost encrypted content after losing the encryption key. This mitigates the risk of key loss while preserving the privacy and security of end-to-end encryption, enabling encryption to be practical for widespread use. Through the VES APIs, 3rd party services providers can integrate VES into their product offerings to extend the benefit of VES to their customers. The VES APIs are available to any and all third party service providers. Customers of the 3rd party services providers will pay a fee to VESvault that is a fixed, small percentage of the fee of the third party service (Much like Visa charges a small fixed percentage of all transactions). VESvault also will selectively offer B2C services directly to end users that have synergies with VES, such as the CloudDash product and VESwallet. In addition to being synergistic with VES, these B2C services may have value independent of VES and consequently may provide for an additional revenue stream.
Type of Security Offered	Convertible Series A Preferred Stock (the "Shares", or the "Securities") and VEStokens (the "Tokens")
Purchase Price of Security Offered	$1.30 per share of Convertible Series A Preferred Stock
Minimum Investment Amount (per investor) PERKS*	$200.20

The Offering will include Five (5) VEStokens with every share of Preferred stock purchased.

*All perks and tokens will be delivered after the campaign is completed, and upon availability of the Tokens.

Terms of Tokens

Description: Each VEStoken entitles a single registered individual VESvault account (for an individual human and only that individual human) an indefinite 1% (one percent) discount on VES fees for all VES services associated with that account. The discount is cumulative and the registration of 100 (one hundred) VEStokens entitles the single individual VES account to an indefinite 100% discount on all VES services linked to the account. All rights are transferable in full with the sale or transfer of the VEStoken.

- **Initial Blockchain:** Ethereum
- **Migration to Alternative Blockchain:** None planned.
- **Expected Network Launch date:** Q2 2019
- **Total amount of Tokens authorized for creation:** 200 Million
- **Amount of Tokens or Rights to Tokens already issued:** The Company entered into a number of SAFTs, which are being restructured in accordance with the terms of this offering into Preferred Stock and rights to 5 VES Tokens per share of Preferred Share. See "Our Valuation and Offering Story" in Overview and "Statement of Stockholders Equity" in our Financial Statements for more details.
- **Will they be listed on Exchanges:** No planned listings. However, the Company is open to the possibility of listing on one or more SEC licensed (or foreign) exchanges, including ATS platforms, if, in its sole discretion, the Company deems it to be commercially practicable to do so.

Other Material Terms:

- · **Voting Rights:** None.
- · **Restrictions on Transfer:** 1 year from closing of the Offering. After the 1year restriction has been completed, all rights are transferable in full with the sale or transfer of the VEStoken.
- · **Dividends/Distributions:** None.
- · **Redemption Rights:** None.
- · **Other:** None

The Company currently does not have a functional distributed ledger based business model nor a blockchain based token and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur. The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF. Further, the VEStokens are intended to be used solely in connection with the Company's proprietary technology and the Company currently has no plans to facilitate a secondary market for VEStokens. As a consequence, any future value attributable to the VEStokens is dependent on the success of the Company's products and services. VEStokens may have no value and the Company makes no guarantees or representations with respect to liquidity for the VEStokens.

Tax Advisory: Investors should consult their tax advisors with respect to the tax basis for each of the Preferred Stock and the VEStokens, since they will trade independently.

No Sales in New York: Because VESTokens being offered or included as perks may be viewed as "virtual currencies" under the laws of the State of New York, we are not offering the securities to investors in New York. No Investor who (i) resides, (ii) is located, (iii) has a place of business, or (iv) is conducting business (any of which makes the Investor a "Resident") in the state of New York will be accepted in this offering.

The 10% Bonus for StartEngine Shareholders

VESvault Corp. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Convertible Series A Preferred Stock at $1.30 / share, you will receive 10 Convertible Series A Preferred Stock bonus shares, meaning you'll own 110 shares for $130. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

The Company's business is built around its patent-pending proprietary technology, Viral Encrypted Security (VES), which provides a reliable means of private encryption key recovery without degrading the privacy and security of end-to-end encryption. VES will be a Software As A Service business model on the Internet. A properly set up VES network, which is a virally connected network of friends, can virtually eliminate the possibility of losing data in the event the encryption key is lost. With VES, a user's pre-selected friends can easily assist in the full recovery of the lost data. The beauty of VES is that viral network extends beyond a user's directly connected friends to include all the friends of friends, and so on so that the probability of losing your data rapidly approaches zero percent. This combination of convenience and reliability of a backup while preserving the privacy and security of end-to-end encryption makes encryption practical for widespread use with data at-rest. Any 3rd party can integrate VES with their services and their customers will pay a fee for the integration which will be calculated as a very small fixed percent of revenue of the 3rd party service, much like Visa. For services that are free, there will be no charge for VES integration. In addition to the VES service, VESvault may also be offering direct B2C services that have synergy with VES but also have value to the end user outside of VES integration. These B2C services may generate revenue with or without VES integration. VESvault's CloudDash product is an example of such a B2C service.

Sales, Supply Chain, & Customer Base

The Company's technology is being integrated into various products with some of those products in the pilot stages. CloudDash has users in 105 nations, proving the global reach of our technologies and services. The Company intends to target any user of the Internet who stores any private data either in the cloud or locally. Such users could include users of email, text messaging, data storage services, any 3rd party Apps, digital wallets, cryptocurrencies, photo or video storage, audio file storage, or any other type of stored private data.

Competition

There are multiple service providers that offer encryption for personal stored content. There may or may not be services that also offer encryption key storage solutions to end users. However, to the Company's knowledge there is no utility being offered that has both the integrity of end-to-end encryption **and** a reliable means of recovering encrypted content if the key is lost. In this specific regard, no competitor of VESvault offers any similar products or services on the market. At a broader scale, without considering VESvault's unique product differentiation, any firm offering any sort of encryption service for data at-rest can be considered a competitor. There are many such firms but no clear market leaders and no firms have captured a significant share of the available market. The market remains largely untapped as very little at-rest data is encrypted. See Risk Factors for a discussion of competition and risks related to the

Company's protection of its intellectual property.

Intellectual Property

According to the Technology Assignment Agreements, the founders have assigned the following intellectual property to VESvault Corp:

- The technology known as VES, Viral Encrypted Security, which is a means of using a viral network of friends to recover encrypted content in the event the user loses their only key to decrypting the encrypted content. The scope of the content is explained in more detail in the patent filed in March 2017.
- The patent pending of VES filed in March 2017 with the inventors listed as John Brixius and Jim Zubov.
- All code pertaining to VES technology, including the code used for VESvault.com, VESvault.io and CloudDash.net.
- The domain names: VESvault.com, VESvault.io, CloudDash.net.
- The double V logos.
- The vortex animation used to show VES encryption is being used.
- Any rights to the .VES file name suffix, and mime types "application/x-ves-encrypted" and "application/ves-encrypted", if any exist or will exist.
- Temporary key management. Automatic creation of a temporary vault key per owner/creator pair if the owner doesn't have a respective permanent key.
- The use of the token recovery process to create new VESvault keys for friends when selecting these friends for recovery or to share files when these friends do not yet have a VESkey set up.

Liabilities and Litigation

None.

The team

Officers and directors

| John Brixius | CEO / Co-Founder / Director / Chairman |
| Jim Zubov | CTO / Co-Founder / Director / Secretary |

John Brixius
John's background is in building and transforming operations and business models. In achieving results in this field, he has relied heavily upon his functional skills in finance, strategy and general problem solving. He generally provides the vision, plan and coordination for VESvault and is co-inventor of the VES technology. John has a BS degree in Electrical Engineering from Notre Dame and an MBA from The University at Buffalo. From January 2015 to January 2018, John's full-time focus has been on Incubating some Internet technologies to launch a company. During this 3 year period, John worked full time with Jim Zubov on these efforts. Personal Savings and the occasional short-term finance consulting projects were used to provide living

expenses. During 2015, the primary focus was on Accounting improvements with one of the outcomes being the Operational Accounting (OA) methodology and prototype (OA is a dormant technology and project. OA is not a company and is not part of VESvault Corp.) During the second year, 2016, the focus shifted to CloudDash and during this time period VES was conceived (CloudDash is synergistically tied to VES and is a product that belongs to VESvault Corp.). By 2017 the primary focus was developing the VES technology which lead to the launch and incorporation of VESvault in 2018. From Jan 2018 to the present date, John has continued exclusively with the VES effort as a full-time CEO / co-founder of VESvault.

Jim Zubov
Jim is a technology leader, innovator and general problem solver. He has deep experience and success in leading IT projects and proposing technological solutions to business problems. He provides technological strategy for VESvault, coordinates the IT development cycle, and is co-inventor of the VES technology. Jim has a master's degree in solid state physics. From January 2015 to January 2018, Jim's full-time focus has been on Incubating some Internet technologies to launch a company. During this 3 year period, Jim worked full-time with John Brixius on these efforts. Occasional short-term technology consulting projects would help cover living expenses. During 2015, the primary focus was on Accounting improvements with one of the outcomes being the Operational Accounting (OA) methodology and prototype (OA is a dormant technology and project. OA is not a company and is not part of VESvault Corp.) During the second year, 2016, the focus shifted to CloudDash and during this time period VES was conceived (CloudDash is synergistically tied to VES and is a product that belongs to VESvault Corp.). By 2017 the primary focus was developing the VES technology which lead to the launch and incorporation of VESvault in 2018. From Jan 2018 to the present date, Jim has continued with the VES effort on a full-time CTO / co-founder of VESvault, with very little time spent on CommerceByte. Over the past 3 years Jim has also been the President of CommerceByte, which is a consulting company Jim has used to supplement his income and the VES project. This has been a part-time only arrangement where Jim has averaged less than 5 hours per month over the past three years and over the past year in particular. Going forward, Jim's time spent on CommerceByte is expected to decrease from the 5 hours per month.

Number of Employees: 4

Related party transactions

In May 2018 the Company entered into a SAFT agreement with 4 investors for $78,500. The SAFT is a Simple Agreement for Future Tokens. The terms of the SAFT were to deliver VEStokens, not equity in the Company, in a planned future Token Offering (through the blockchain, Ethereum ERC20 format), commonly referred to as an ICO, or Initial Coin Offering. Since that time the Token Offering has been indefinitely postponed. Instead, the Company then decided to do a regulation Crowdfunding Offering. Instead of VEStokens, the SAFT holders have received an economic equivalent equity package in the regulation CF Offering, consisting of preferred stock with a bonus of free VEStokens. This will satisfy the obligation to the

SAFT holders. These preferred stock allocations have already been made and are registered in the Statement of Shareholders Equity and Balance Sheets sections of the Accounting Review package.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Limited operating history.** The Company was formed on January 22, 2018 and is a development stage Company. As such, the Company has limited operating history, no revenues and no customers. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development in markets with low barriers to entry. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.
- **Need for additional capital; no assurance of profitability.** The Company has not yet generated revenues from its operations. Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time. There can also be no assurance that the Company will ever realize a profit. The Company anticipates needing additional funds to grow and scale the business, including raising equity and standard financing models and, when necessary, credit facilities. The Company may experience negative operating cash-flows for the foreseeable future. The Company may not be able to obtain financing, if required, on favorable terms or at all. If additional funds are raised through financing the Company's cash-flow could be reduced in order to service debt. Further, in the event the company issues equity to finance operations, if you do not participate in these future capital raises of the Company, you may experience substantial dilution. If the Company does not obtain additional capital on terms satisfactory to us, or at all, it may cause us to delay, curtail, scale back or forgo some or all of our business operations, which could have a material adverse effect on our business and financial results and investors would be at risk to lose all or a part of any investment in our Company.
- **Market adoption risk.** It is possible that the Company's products and services, if successfully developed, will not be used by a large number of market participants or that there will be limited public interest in the creation and development of the Company's products and services. Such a lack of use or interest could negatively impact the development of the Company's products and services and the financial position and prospects of the Company.
- **Need for additional products and features.** Our market is characterized by rapidly changing technologies, evolving industry standards, frequent new product and service introductions and changing customer demands. To be successful, we

must adapt to our rapidly changing market by continually enhancing our existing services and adding new services to address our customers' changing demands. We could incur substantial costs if we need to modify our services or infrastructure to adapt to these changes. Our business could be adversely affected if we were to incur significant costs without generating related revenues or if we cannot adapt rapidly to these changes. Our business could also be adversely affected if we experience difficulties in introducing new or enhanced services or if these services are not favorably received by users. We may experience technical or other difficulties that could delay or prevent us from introducing new or enhanced services. Furthermore, after these services are introduced, we may discover errors in these services which may require us to significantly modify our software or hardware infrastructure to correct these errors. If we are not successful in the execution of these strategies, our business, results of operations and financial condition will be materially adversely affected.

- **Risks related to technological change.** The distributed ledger market place is subject to rapid technological developments and changes. If the Company relies on products and technologies that cease to be relevant, or if the Company is unable to respond appropriately to changing technologies in the distributed ledger space that could adversely impact its products and its platform, the Company may not be successful in capturing market share or retaining investors. At the same time, as distributed ledger technologies become more widely available, the Company expects the services and products associated with them to evolve. As a result, to stay current with the industry, the Company's business model may need to evolve as well. From time to time, the Company may modify aspects of its business model relating to its product mix and service offerings. The Company cannot offer any assurance that these or any other modifications will be successful or will not result in harm to the business. The Company may not be able to manage growth effectively, which could damage its reputation, limit its growth and negatively affect its operating results. Such circumstances would have a material adverse effect on the ability of the Company to continue as a going concern or to pursue this segment at all, which would have a material adverse effect on the business, prospects or operations of the Company.

- **Need to protect intellectual property.** The Company believes that the success of its business depends, in part, on its proprietary technology. Third parties may infringe or misappropriate the Company's proprietary technologies or other intellectual property rights, and its trade secrets may be vulnerable to disclosure or misappropriation by employees, contractors and other persons, which could have an adverse impact on the Company's business operations. Various parties may challenge, invalidate or circumvent any patents, trademarks and other intellectual property rights the Company may have, or later acquire. In addition, litigation may be necessary to enforce the Company's intellectual property rights, protect its trade secrets or determine the validity and scope of the proprietary rights of others. The occurrence of any of the foregoing could have a material adverse effect on the Company's business, financial condition and results of operations.

- **Competition.** The market for distributed ledger products and services is extremely competitive with, as it relates to products and services competitive with those of the Company, low barriers to entry, The Company is exposed to competition from new companies in the space as well as traditional market actors entering into the distributed ledger space in areas such as product performance, structure, pricing and brand recognition. As the distributed ledger market matures, the competitive environment surrounding the Company may further intensify. To maintain and improve competitiveness, the Company is focused on implementing measures to ensure competitiveness including development of leading edge technologies, cost competitiveness, marketing and brand awareness as well as the consideration of strategic alliances with third parties but in the event that the Company cannot establish a competitive position or maintain its competitiveness at later stages in the Company's business cycle, it may negatively impact the Company's prospects and its financial results.

- **Interruptions in service.** The Company may experience system failures, unplanned interruptions in its network or services, hardware or software defects, security breaches or other causes that could adversely affect the Company's products and service offerings. Further, the Company's network or services could be disrupted by numerous events, including natural disasters, equipment breakdown, network connectivity downtime, power losses, or even intentional disruption of its services, such as disruptions caused by software viruses or attacks by unauthorized users, some of which are beyond the Company's control.

- **Cybersecurity.** Cyber-attacks and security vulnerabilities could lead to reduced revenue, increased costs, liability claims, or harm to our competitive position. The Company is not able to anticipate when there would be occurrences of hacks, cyberattacks, distributed denials of service or errors, vulnerabilities or defects in the code on which the Company's products and services rely. Such events may include, for example, flaws in programming or source code leading to exploitation or abuse thereof. The Company may not be able to detect such hacks, cyber-attacks, distributed denials of service errors vulnerabilities or defects in a timely manner and may not have sufficient resources to efficiently cope with multiple service incidents happening simultaneously or in rapid succession. These cyber threats can have cascading impacts that unfold with increasing speed across our internal networks and systems, and those of our partners and customers. Breaches of our network or data security could disrupt the security of our internal systems and business applications, impair our ability to provide services to our customers and protect the privacy of their personal information and data, result in product development delays, compromise confidential or technical business information harming our competitive position, result in theft or misuse of our intellectual property or other assets, require us to allocate more resources to improved technologies, or otherwise adversely affect our business. Any disclosure of personal data could cause liability and harm our reputation.

- **Arbitrary offering price.** The price of the Securities offered herein has been arbitrarily determined by the Company and bears no relationship to the Company's earnings, book value or any other recognized measure of value.

- **Lack of liquidity.** The Securities have not been registered under the Securities Act of 1933, as amended (the "Act"), and the Securities may not be resold unless subsequently registered thereunder or an exemption from registration under the Act is available. Moreover, there is no existing public or other market for the Securities and it is unlikely that any trading market for the Securities will develop.

- **Limited influence over the Company's governance.** The control position of the Company's founders will limit the ability of other shareholders to influence company actions. Because the Company's founders control more than a majority of the outstanding voting stock, other shareholders, individually or as a group, will be limited in their ability to effectively influence the election or removal of the members of our Board of Directors, the supervision and management of our business or a change in control of or sale of our company, even if they believed such changes were in the best interest of our members generally.

- **Broad discretion in application of proceeds.** The management of the Company shall have broad discretion in applying and allocating the net proceeds of this Offering in order to address changed circumstances and new opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of the management of the Company with respect to the application and allocation of the net proceeds.

- **Regulatory risks.** The Company is subject to a variety of laws and regulations in the U.S. and internationally that involve matters central to its business, including laws relating to distributed ledger technology, the distribution and use of cryptographic tokens, privacy laws, data protection and cybersecurity among others. The Company operates in an environment of uncertainty as to other potentially applicable international, foreign, federal and state government regulation. Since regulatory policies could change from time to time, existing regulatory permission or tolerance of the Company's business operations in any jurisdiction may change. Regulations may be enacted and subsequently enforced by various government agencies which could, in particular adversely impact the Company's business operations and generally, adversely impact the distressed debt industry. Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and require additional costs to be incurred by the Company. Further, subsequent regulations may have an adverse impact on the Company's operations by restricting its method of operation or imposing certain restrictions and limitations that could impede the Company's projected growth. Further, it is difficult to predict how or whether the government or regulatory authorities at the federal and/or state level may implement any changes to laws and regulations affecting distributed ledger technology and its applications, including the Company's products and services and the Company's intended use of tokens and anticipated future business lines. These laws and regulations may be costly to comply with, may require the government approvals and/or licensures or may otherwise delay or impede the development of planned future functionalities of the Company's product and service offerings and the Company's operations. The Company may also have to cease operations in a jurisdiction that makes it illegal to operate in such jurisdiction or make it commercially impractical or undesirable to obtain the necessary regulatory approval(s) to operate in such jurisdiction.

- **This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.** Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our shareholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholder] and will have no such right.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- John Brixius, 39.12% ownership, Common Stock
- Jim Zubov, 39.12% ownership, Common Stock
- John Brixius, 8.58% ownership, Convertible Series A Preferred
- Jim Zubov, 3.92% ownership, Convertible Series A Preferred

Classes of securities

- Common Stock: 15,000,000

Common Stock

The Company is authorized to issue up to 30,000,000 shares of Common stock ("Common Stock"). There are a total of 15,000,000 shares currently outstanding.

Of the remaining 30,000,000 shares of Common that have been authorized, 3,000,000 shares have been allocated to future employee incentive grants. To date no incentive grants have been issued.

Dividend Rights

Subject to preferences that have been granted to the Convertible Series A Preferred and may be granted in the future to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Voting Rights

Holders of our Common Stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of the liquidation, dissolution, or winding up of the Company, or the occurrence of a liquidation transaction as defined above, holders of the Common Stock will be entitled to share in the net assets legally available for distribution to stockholders, subject to the capped participation of the Convertible Series A Preferred described below, after the payment of all the Company's debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of our Convertible Series A Preferred and any additional classes of preferred stock that we may designate in the future.

- Convertible Series A Preferred: 3,023,077

Convertible Series A Preferred Stock

The Company is authorized to issue up to 5,000,000 shares of Blank Check Preferred Stock, all of which are designated as Convertible Series A Preferred Stock (the "VES Preferred Stock") in the Certificate of Designation for such VES Preferred Stock (the "Certificate of Designation"). There are a total of 3,023,077 shares of VES Preferred Stock currently outstanding and, assuming a maximum subscription, there are 823,076 shares of VES Preferred for purchase in this Offering. The VES Preferred Stock is non-voting and automatically convertible into Common Stock upon certain triggering events, as described below.

The VES Preferred will be entitled to non-cumulative dividends, if and when declared by the Corporation in an amount up to but not exceeding 6.5% of net revenue out of surplus of the Corporation (the "Dividends"), as further described below.

Conversion Features

The VES Preferred Stock is convertible into Common Stock in a change of ownership or a liquidity event. The holder of the VES Preferred Stock does not have the right to convert to Common Stock at their own discretion.

Voting Rights

The holders of VES Preferred Stock are not entitled to vote on any matter except as required under applicable law or the Certificate of Designation (until converted to Common Stock).

Dividend Rights

Holders of VES Preferred are entitled to receive annual non-cumulative Dividends, if declared by the Board in an amount up to but in no event exceeding 6.5% of net revenue generated by the Corporation out of surplus and in priority to any dividends made to the holders of Common Stock. The payment of Dividends will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of Dividends may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of any liquidation, dissolution or winding up of the Company (a "Liquidation Event"), the holders of VES Preferred Stock shall be entitled to a 1x liquidation preference and thereafter, can participate in the distribution of the remaining assets until they have received a total liquidation amount per share equal to 1.25x their original investment (plus any declared but unpaid dividends).

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's VES Preferred Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of any classes of preferred stock that we may create in the future.

What it means to be a Minority Holder

As a minority holder of our non-voting preferred stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or

divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-09-30.

Financial Condition

Results of Operation

To date, VESvault Corp. has not generated any revenues and management does not anticipate generating any revenues for the foreseeable near future.

While the VES service is in production and available for 3rd party integration, the VES network is not well enough established to be of sufficient value to the customer base to merit charging a fee.

The CloudDash product is still a prototype and is not yet sufficiently refined to charge a fee to customers.

Given the lack of revenue, management has purposely kept the monthly expense burn rate extremely low to give the Company the widest level of flexibility and to decrease the risk of cash flow constraints on ongoing operations. The four members of the founding team have received very little to no compensation to date. The two co-founders (management) have purposely refrained from adding new members to the team to avoid the necessity of paying salaries and increasing the burn rate. Administrative expenses have been kept to a minimum. While this has limited the team's ability to develop the technology at a faster rate, it has magnified the survivability with a very low drain on cash flow.

While it is unlikely that this state can be maintained for a significant amount of time, there is some flexibility in that full salaries are not critical to keep the founding team engaged on the project. At higher funding levels, management will start to partially compensate some of the founding team to achieve a balance between ensuring team members can focus on Company efforts but also ensure that the additional drain on cash flow is sustainable in achieving the deliverables.

Financial Milestones

Growth Strategy Effect on Financial Milestones

User growth and branding are often contradictory to revenue generation for nascent services similar to VES. For this reason, the Company is emphasizing development of services with a focus on user growth and brand growth. The company is generating no revenue and net income losses, and management currently forecasts this condition to continue into 2019 and possibly into 2020.

On an ongoing basis, management will seek to balance the achievement of revenue and revenue growth with growth in the user base. The current expectation is that it may be more economically lucrative in the long-term to focus more on growth of the user base than growth in revenues. If the user base can grow fast and large enough, it could generate an acquisition consideration from a larger technology company even before VESvault generates revenues.

Among other milestones, there are two revenue-based milestones: VES Critical Mass and CloudDash 2.0

Offering Milestones

The first milestone is to raise money through the regulation CF Offering. *Management believes that with a raise as little as $70,000, the Company can still achieve the VESmail deliverable.*

More funding up to the $1.07 million limit, will increasingly, among other things: accelerate the timeframe of reaching the VESmail milestone; enable achieving the additional operational milestones; improve the quality of the product(s); enable better pursuit of strategic 3rd party partnerships; provide infrastructure to achieve faster growth and better support of the customer base; allow the Company to move faster into market; and overall enable a higher chance of success as well as enable `higher long term potential.

VESmail Launch Milestone

Prior to reaching Critical Mass of the VES network, there may be a more near-term financial milestone that isn't revenue based – initial growth. Soon after the launch of VESmail, the initial growth rate of VESmail may be sufficient to convince potential investors to invest in VESvault Corp before Critical Mass is achieved. In fact, management's plan to explore a second Offering to raise capital is based on reaching this milestone and prior to reaching the Critical Mass milestone.

The effect of the level of funding from the Offering on achieving this milestone is outlined in the Liquidity and Capital Resources section.

VES Critical Mass Milestone

Achieving Critical Mass of the VES network is a major operational and possibly financial milestone. At that point, VES will have a recognizable value to the end user and the ability to charge revenue should commence. This is expected to be the tipping point at which premium 3rd party services will begin to see the benefit of integration with VES. –

We define a Critical Mass of users to be the point that the VES network creates a reliable means of recovery for the users as they sign up. This would mean that as first-time users sign up to VESvault, some of the friends they select will already have established VES network connections so that the new user will immediately be connected to a substantial number of friends to enable a sufficiently high level of reliability of VESrecovery. This condition may occur rather soon through VESmail viral growth as the sender of the encrypted email is a likely candidate to become a VESvault friend to the recipient, and will likely have an already established VES network to some degree from having previously selected friends who sent them emails using VESmail, and so on.

We do not anticipate that Critical Mass will occur for at least six months after the launch of VESmail, and hence will not occur until some time in 2020.

The effect of the level of funding from the Offering on achieving this milestone is outlined in the Liquidity and Capital Resources section.

CloudDash 2.0 Milestone

CloudDash needs a considerable amount of further development to move it from the prototype state into a refined product capable of generating revenue. This would include improving the current functionality of the site as well as rolling out additional features and enhancements. In particular, some these enhancements include improvements that would make CloudDash appealing to departments in large corporations. At that point, CloudDash could charge a fee for value that it offers above and beyond the value created through integration with VES.

A very rough estimate is that it will take 24 person-months of development to achieve CloudDash 2.0, assuming the right resources are in place. For multiple reasons, the CloudDash 2.0 initiative will not commence until after the launch of VESmail, unless additional resources are added to the team of four. These reasons include: establishment of the VES network is more strategically important; it takes less time to develop and launch VESmail than CloudDash 2.0; and the delivery of VESmail is less dependent on higher levels or funding and increased resources as is CloudDash 2.0.

Management anticipates that the VES Critical Mass milestone will be reached prior to the CloudDash 2.0 milestone, primarily because CloudDash 2.0 development work will not commence until VESmail has been launched. However, it is possible that CloudDash 2.0 may occur prior to VES Critical Mass. This could occur if the Offering is more fully subscribed allowing for more resources to take on the VESmail effort and CloudDash 2.0 efforts simultaneously and that if it takes longer than expected to achieve Critical Mass after VESmail has been launched.

The effect of the level of funding from the Offering on achieving this milestone is outlined in the Liquidity and Capital Resources section.

Liquidity and Capital Resources

Operational and Liquidity challenges to reaching Milestones

The Company has no revenue and no immediate planned additional sources of funding outside the Offering for a minimum of six months. As such, the level of funding from the Offering has an effect on the operational and liquidity challenges in meeting operational and financial milestones.

Management believes it has an operational model in place that mitigates the need for funding and lessens the dependency on funding in successfully meeting milestones. Within this operational model, management expects to achieve the launch of the VESmail milestone with a minimal amount of raised capital, $70,000, from the Offering. As previously stated, more funding is expected to significantly improve the chance of success as well as the level of success possible. Even if the funding raised falls far short of the $70,000 mark, management will continue to pursue the VESmail launch. For funding less than $70,000, the operational environment will be significantly constrained which will effect the timeline and possibly the level of features of the launched product, but management does not intend to abandoned the effort at any funding level.

Depending on the level of funding, the raised funds are expected to finance operations between 9-18 months. At very low funding levels, the Company will operate in a severely bootstrap mode with little or no compensation and draconian expense management to achieve a basic VESmail deliverable. As funding increases, the funds will be used to, among other things, add more engineering resources, pay team members a stipend or partial salary so they can continue to work full-time, add customer service and add business development and marketing services.

General salary policy for the team

The two co-founders, who also comprise management, have purposely refrained from adding headcount beyond the core team of four to keep the burn rate almost negligible. The core team of four has essentially gone without salary and compensation over the past few years. It is very unlikely that new members could make this same sacrifice and hence why management has opted not to add developers despite the ability to use additional development resources.

Because of the somewhat flexible nature of compensation for the core team of four, the operational liquidity challenges are dramatically reduced. VESvault will be able to conduct operations at a wide range of funding levels. Operational capabilities, and hence potential for success, will increase proportionally with the funding raised in the Offering.

Going forward, it is expected that the two junior members of the core team will require at least a partial salary to continue doing full-time work with VESvault. This will not begin to occur until at least $40,000 of funding is achieved. For funding less than $40,000, it is unclear if the junior team members will be able to continue working at VESvault full-time and possibly part-time. Compensation to the junior team members will grow proportionally with the level of the Offering, and somewhere at the higher levels of funding will result in compensation that is somewhat less than full-time salaries.

When technology companies receive Venture Capital investment, it is common that all team members, including all founders regardless of how large their ownership positions, are paid competitive, full-time salaries and some benefits such as medical and dental insurance. Paying salaries for founders is not considered an irregular expense by the VC community. In fact, VCs would reject the notion of founders not being paid for fear that it would adversely affect performance and increase the risk of failure. The strategy for providing a living subsidy to the two co-founders reflects a balance between the need to minimally drain funds from the Company while also ensuring the co-founders have sufficient means to live so they can stay focused on and productive for the Company. For low levels of funding, the two VESvault co-founders will not seek personal compensation but in doing so may need to seek alternative means of paying personal expenses. However, at these very low levels of funding, the co-founders plan to devote a minimum 50% of their time to VESvault even if all their personal compensation comes entirely from other endeavors. With the achievement of higher milestones of funding, or with addition sources of funding, compensation to the co-founders may commence at a low stipend and may grow proportionally so that at some point the co-founders will be receiving enough to cover personal expenses. It is not expected that the co-founders will ever be compensated with full salaries from the Offering funds even if the Offering is fully subscribed. Because use of Offering proceeds is milestone based, compensating the two co-founders will not adversely affect the achievement of the milestones, and instead will actually improve them.

Relationship between funding levels, timeframes and deliverables

The development work of VESmail will be conducted primarily by CTO, Jim Zubov. If the funding from the Offering is sufficient to provide for outsourced engineering services, an offshore, outsourced, temporary senior programmer will be added to assist in the development of VESmail. Without this additional help, VESmail will still be launched but the delivery date may slip by approximately 3 months.

Even if the Offering only raises $70,000, management believes it will still be able to successfully launch VESmail. This may not include any refinement of VES such as the Onboarding process, Two-factor Authentication, Security Time Delay and Forward Secrecy. The Split Key feature, Strength of Network and any other enhancements to VESvault will not be possible at this minimal funding threshold.

At about the $70,000 to $100,000 funding threshold, management will consider adding one discounted offshore temporary resource to assist with the VESmail and VES refinement efforts. At this funding level, management will be able to launch VESmail and complete all planned refinements for VES. At the $100,000 mark, the Strength of Network and Split Key enhancement deliverables become much more possible. Management estimates this effort will take between 9-12 months at this funding level.

As funding grows above the $100,000 mark, management will seek to more appropriately compensate the development team and cover administrative expenses, as well as the one additional part-time outsourced headcount if that vacancy still exists. Management will only consider these additional expenditures if there is a positive impact on the quality and timeliness of the VESmail deliverables.

From $100,000 to $200,000, management will seek to add one to three discount, offshore part-time developers to assist with VESmail deliverable as well as proper legal patent assistance and compensate the founding team. Additionally, management will review the cost effectiveness of using these resources to commence CloudDash 2.0 in parallel with the VESmail project.

Ideally, management would like to add one local, longer term part-time to full-time senior developer who would start by assisting with VESmail project, assuming sufficient funding results from the Offering. Management will not consider doing this unless the amount raised surpasses the $250,000 mark. More likely, this full-time position will only be affordable if funding is above the $750,000 mark.

At about the $250,000 mark, management will consider using a portion of the funding as a reserve for a second Offering. It will also consider using these proceeds to utilize additional outsourced offshore engineers for further and faster development of VESmail, refinement of the VES service and CloudDash 2.0. An additional consideration will be utilizing an outsourced marketing service to enable superior viral growth of the VES network, to better engage 3rd party partnerships and possibly better market the CloudDash product.

In addition to the additional senior developer, the other Company needs are: one junior developer; one front-end and user interface developer; and one social marketer. Secondary additional areas of need include a test engineer, a business development person and a customer engagement specialist. As funding surpasses the $250,000 mark, management will selectively add these temporary resources to improve the quality of the products, to better service the customer base, to accelerate development, to improve user growth and to more actively engage 3rd party arrangements.

Even with a fully subscribed Offering, it is unlikely that management will add more than one additional headcount on a full-time basis.

Indebtedness

The Company has not had any material terms of indebtedness.

Recent offerings of securities

- 2018-08-20, 4(a)(2), 0 SAFT. Use of proceeds: The Company entered into Simple Agreements for Future Tokens in May of 2018 with four investors for total proceeds of $78,500. These SAFTs have been restructured such that the investors are allocated 120,771 shares of preferred in this offering on the same terms and conditions as the other investors in this offering, including receiving 5 VEStokens per share.
- 2018-01-22, 4(a)(2), 15000000 Common Stock. Use of proceeds: The securities were granted to the founding team upon incorporation of VESvault Corp. at a par value of $0.00001, raising a negligible amount of funds, $150, which was spent on general administrative expenses.
- 2018-08-22, 4(a)(2), 3023077 Convertible Series A Preferred. Use of proceeds: The securities were granted upon incorporation of VESvault Corp. at a par value of $0.00001, raising a negligible amount of funds, $30, which was spent on general administrative expenses.

Valuation

$18,930,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the co-founders as to what would be fair market value. This opinion is based on what we learned from the former CTO and co-founder Wickr, an encryption based messaging service. Wickr raised $9m for 26.34% ownership post-money (https://pitchbook.com/profiles/company/60487-57). This results in a post-money valuation of $34.1 million and a pre-money valuation of $25.17 million. This colleague indicated that a standard format was used: $10 million for having patents or patents pending, $10 million for being in production and a small amount for every active customer (which would be $5.17 million in Wickr's case). The colleague indicated the same model was used by all the VCs they visited and would be the model used for VESvault Corp. We did not include the valuation component for the user base as the number was trivial compared to the $20 million for the other two components. Based on this model our pre-money valuation came to $20 million. We then reduced this figure to a sufficient amount so that the post-money valuation would be $20 million, inclusive of the SAFT and the Offering if fully subscribed. In the future, our valuation could be determined by priced rounds with professional VCs, by the acquisition of the company by and third party, by a subsequent public securities offering or by a Token Sale.

USE OF PROCEEDS

	Offering Amount Sold*	Offering Amount Sold*

Total Proceeds:	$10,000	$1,070,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$64,200
Net Proceeds	$9,400	$1,005,800
Use of Net Proceeds:		
R&D & Production	$5,000	$550,000
Marketing	$0	$110,000
Administrative	$4,400	$195,800
Second Offering	$0	$100,000
Legal (patent)	$0	$50,000
Total Use of Net Proceeds	$9,400	$1,005,800

Offering Goals are estimates. Actual amounts may vary slightly for the avoidance of fractional shares.

We are seeking to raise capital through the Offering to enable the Company to achieve its milestones outlined in the Financial Milestones section, which includes achieving: VESmail Launch, VES Critical Mass, CloudDash 2.0, in that general order.

We are seeking to raise a minimum of $10,000 (target amount) and up to $1,070,000 (over allotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our over allotment amount of $1,070,000, we believe the amount will be used as shown in the accompanying table.

For more information on how the use of proceeds ties to the achievement of operational milestones and funding levels, see the Financial Milestones and the Liquidity and Capital Resources sections.

If fully subscribed, more detail about the use of the proceeds includes:

- R&D of $550,000: for developer expenses, including compensation for the two junior members outsourced temporary resources and development services
- Marketing of $110,000: for outsourced resources to engage in social and viral

marketing, customer engagement and investor relations
- Administrative of $195,000: for Office expenses to locate at least the team of 4 in NYC
- Second Offering of $100,000: for the legal, accounting and platform expenses related to a second offering.
- Legal Patent for $50,000: for the attorney fees for patent work, including actions with the US PTA and possible further international and domestic filings

Irregular Use of Proceeds

It is possible that at some funding level, the Company may incur an irregular use of proceeds in the form of compensation to the co-founders in an amount that surpasses $10,000. For more information on the salary strategy of the Company and possible stipend compensation for the two co-founders and other team members, refer to the Liquidity and Capital Resources section.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.VESvault.com/annualreport labeled Annual Report. The link will also be available in the footer of the www.VESvault.com website. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR VESvault Corp.

[See attached]

VESvault Corp.

Financial Statements
And Independent Accountant's Review Report
For the period September 30, 2018 Year to Date

KEN ERDHEIM
CERTIFIED PUBLIC ACCOUNANT
732 Central Avenue
Woodmere, NY 11598

TEL (516) 569-2500
Email: KENECPA@gmail.com

Firm licensed in the State of New York

"INDEPENDENT ACCOUNTANT'S REVIEW REPORT"

To the Stockholders

We have reviewed the accompanied financial statements of VESvault Corp. as of September 30, 2018, including the Income Statement, Cash Flow Statement and Balance Sheet in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information in these financial statements is the representation of the management of VESvault Corp.

The review we put forth consists of review of the financial statements and a general inquiry with the management team. This review is less in scope than a standard accounting audit and do not represent that this review is a representation of an audit.

Based on our review, we did not identify any necessary material changes that need to be made for the financial statements to conform with generally accepted accounting principles.

Kenneth Erdheim



TABLE OF CONTENTS

VESvault Corp.
Balance Sheet
September 30 2018

ASSETS

Current Assets

Cash	$ 2,951	
Pre-Paid Expenses	0	
Computer Equipment	1,855	
Other	-	
Total Current Assets		*$ 4,807*
Non-Current Assets	-	
Total Non-Current Assets		*$ -*

TOTAL ASSETS $ 4,807

LIABILITES AND STOCKHOLDERS EQUITY

Liabilities

Short term debt	$ -	
Long Term Debt	-	
Total Liabilities		*$ -*

Stockholders' Equity

Common Stock *(Par value: $0.00001, 30,000,000 shares authorized post 3 for 1 stock split; 15,000,000 shares issued and outstanding post stock split)*	$ 150	
Preferred Stock (Par value: $0.00001; 5,000,000 shares authorized; 3,023,077 shares issued and outstanding)	29	
Paid in Capital	74,821	
Accumulated Deficit	(70,193)	
Total Stockholers' Equity		*$ 4,807*

TOTAL LIABILITIES AND STOCKHOLDERS EQUITY $ 4,807

VESvault Corp.
Income Statement
September 30 2018 YTD

Revenue

Sales		$	-
Cost of Goods Sold			-
Gross Profit		**$**	**-**

Operating Expenses

Employee Compensation		$	17,167
Medical and Health Care			2,577
Rent, Improvements, Repairs & Maint			12,007
Office Expense			8,696
Travel, Train, Bus & Car			8,571
Offsite Meetings and Conferences			3,946
Marketing Services			7,579
Accounting and Legal			2,115
Internet, Telecom and Internet Services			1,326
Computer & Electronic Hardware			4,223
Postage and Shipping			428
Entertainment			1,160
Dues and Subscriptions			228
Other Expenses			170
Total Expenses		**$**	**70,193**
Net Income		**$**	**(70,193)**

Other Income		$	-
Other Expense (-)			-
Interest Expense (-)			-
Profit Before Tax		**$**	**(70,193)**
Income Tax		$	-
Net Profit After Tax		**$**	**(70,193)**

VESvault Corp.
Cash Flow Statement
September 30 2018 YTD

Beginning Cash (January 2018)	$	-
Incoming Cash		
Revenue	$	-
Investment		-
SAFT Sales		75,000
Total Incoming Cash	$	**75,000**
Cash Paid Out		
Employee Compensation	$	17,167
Medical and Health Care		2,577
Rent, Improvements, Repairs & Maint		12,007
Office Expense		8,696
Travel, Train, Bus & Car		8,571
Offsite Meetings and Conferences		3,946
Marketing Services		7,579
Accounting and Legal		2,115
Internet, Telecom and Internet Services		1,326
Computer & Electronic Hardware		6,079
Postage and Shipping		428
Entertainment		1,160
Dues and Subscriptions		228
Other Expenses		170
Total Cash Paid Out	$	**72,049**
Ending Cash	$	**2,951.17**

VESvault Corp.
Statement of Stockholders Equity
September 30 2018 YTD

	Preferred Stock		Common stock		Paid-in Capital	Accumulated Deficit	Total Stockholders Equity/(Deficit)
	Shares	Amount	Shares	Amount			
Inception							
Incorporation Issuance of founders stock	-	$ -	5,000,000	$ 150	$ -	$ -	$ 150
3:1 Common Stock Split	-	-	15,000,000	150	-	-	150
Issuance of founders stock	2,720,768	27	-	-	-	-	27
Shares issued for services	135,384	1	-	-	-	-	1
Contributed capital	-	-	-	-	-	-	-
Subtotal as of 1/31/2018	**2,856,152**	**$ 29**	**15,000,000**	**$ 150**	**$ -**	**$ -**	**$ 179**
SAFT							
Shares issued for services	46,154	0	-	-	-	-	0
Shares issued for cash	120,771	0	-	-	74,821	-	74,821
Net income (loss)	-	-	-	-	-	(70,193)	(70,193)
26-Oct-18	**3,023,077**	**$ 29**	**15,000,000**	**$ 150**	**$ 74,821**	**$ (70,193)**	**$ 4,807**

Notes on Financial Statements

Note 1: BUSINESS AND NATURE OF OPERATIONS

VESvault Corp. (the "Company") was formed in January 2018 as a Delaware corporation under the laws of the State of Delaware. Prior to incorporation, the founding team had spent significant time developing the technology pertaining to Viral Encrypted Security and CloudDash. The Company was created for the purpose of bringing these technologies, and any related products, services and technologies, to the marketplace. However, the founding team of four have been working together on this venture and technology for close to three years. The founders incorporated VESvault Corp. and contributed their intellectual property to the Company in preparation for raising capital (See Note 4). VESvault is a global company with products that have global reach to anyone connected to the Internet.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting
The Company, and as reflected in the enclosed financial statements, uses the accrual basis in accounting whereby revenue is recognized when earned and expenses recognized when incurred, in accordance with generally accepted accounting principles, or U.S. GAAP.

Cash and cash equivalents
The Company categorizes cash as its balances in its bank accounts, Paypal account, Petty Cash account and other debit card instruments.

Accounts Receivable
The Company has no revenue and has no assets in Accounts Receivable. The primary customer base is the consumer Software As a Service (SAAS) market, which traditionally follows a pre-payment model for monthly services, generating no significant balance in Accounts Receivable. The Company also has a number of proprietary product enhancements planned to enable the CloudDash product to appeal to the corporate market segment, which, if successful, may generate a payment model that includes Accounts Receivable.

Revenue Recognition
The Company will recognize revenue on a monthly basis for when the service is provided to the customer. Prepaid periods for longer than one month will be appropriately recognized on the balance sheet.

Property and Equipment

Property and Equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the useful life.

Intangible Assets - Patents
The Company capitalizes patent filing fees and legal expenses in connection with internally developed pending patents. Patents are amortized over the expected period of benefit, not to exceed the patent lives, which may be as long as 17 years.

Preferred Stock
ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management has determined that the host contract of the preferred stock is more akin to equity, and accordingly, derivative liability accounting is not required by the Company.

Costs incurred directly for the issuance of the preferred stock are recorded as the reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock.

The preferred stock dividends are based on a fixed 5% of net revenue for the entire class of the preferred (assuming all preferred allocated for issuance in this Offering are subscribed for and outstanding) will be accrued throughout the year and payable at fiscal year end, in as much as the Company generates revenues.

Advertising and Marketing
The Company expenses advertising and marketing costs as incurred.

Stock Based Compensation
The Company accounts for stock options issued to employees under ACS 718 Share-Based Payment. Under ASC 717, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award.

Income Taxes

The Company applies ASC 740 Income Taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect the taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period if any, and the change during the period in deferred tax assets and liabilities.

Foreign and Crypto Currencies

The Company's functional currency is the United States Dollar. Transaction gains or losses related to balances denominated in a currency other than the functional currency are recognized in the Income Statement for the relevant reporting period. Net gains or losses resulting from the translation of financial statements are accumulated and charged directly to accumulated comprehensive income or (loss), a component of stockholder's equity.

An expected major market segment of the Company will be in the various upcoming blockchain ecosystems that provide decentralized alternatives to existing centralized services. These blockchain based services will likely conduct business in various crypto currencies or other digital assets. The Company anticipates that the fee structure relative to these services will be to charge fees in the native currency of the service itself. The Company will make its best attempts to convert these digital assets received into US dollars on a real time basis as much as is operationally possible. From time to time, the Company may hold onto these digital asset positions for operational, hedging or speculative purposes and for such time period that Management elects in its sole discretion. Such positions will be reflected as foreign currency assets on the balance sheet and gains and losses realized when the positions are liquidated.

Currency and Digital Asset Custodianship

The Company maintains the majority of its cash with major financial institutions located in the United States of America. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits.

The custodianship of digital assets is an industry segment in its infancy and does not have the securities and guarantees of fiat currencies. The Company will not store a significant amount of any digital asset with any crypto currency exchange, and thus eliminate the largest source risk. The Company will either maintain a cold wallet system itself, use third party services that maintain cold wallet custodianship or elect a custodian method that provides a comparable level of security in Management's estimation.

Note 3: SAFT

In the Company's sole capital raise to date, the Company issued four (4) Simple Agreement for Future Tokens (SAFTS). A SAFT is similar to a SAFE (Simple Agreement for Future Equity) except that Tokens replace Equity. Technically, a SAFT is not debt. Rather, it is an obligation to issue Tokens to the SAFT holders. The Tokens in the SAFT are the same VESTokens that the company is using as perks in the regulation Crowdfunding Offering of Preferred Equity. In connection with this Offering, the Company has made arrangements with the SAFT holders to meet its obligations under the SAFTs by allocating shares of Preferred Stock of an equivalent economic value, which has been completed in this Offering. These issuances are documented in the company's Statement of Stockholders Equity.

Note 4: TECHNOLOGY ASSIGNMENT RIGHTS

The only persons who had any technology to assign to the company were the two primary founders, John Brixius and Jim Zubov. They are the only two inventors listed on the US patent pending. Both have assigned their rights to the patent to the company, along with all pertinent related, non-patent pending technology according to the technology assignment agreements in the corporate records.

Note 5: STOCKHOLDER'S EQUITY

100% of the outstanding shares of the Company's Common Stock are held by the four founding members of the Company. All four are actively engaged in the daily operation of the Company and the further development of the technology and the Company's products and services.

In addition, the founding team of four also have positions in the Preferred Equity in lieu of positions in Common Stock to better align Management with the external investors of the Preferred.

Management used a standard Silicon Valley valuation based on $10 million for any patent or patent pending and $10 million for being in production, and a marginal amount per user of the system, to establish a pre-money valuation of $20 million. To make the post-money calculations easier for potential investors to comprehend, the founders gave back some of this value for the Regulation CF Offering so that the post money valuation would be $20 million. As part of a recapitalization, the founders established their position in Common Stock as $15 million with $5 million in Preferred Stock in total to be issued to the founding team, external partners who assisted the founding team and the investors for the Offering. With full participation, the fully diluted outstanding capital structure, post Offering, will consist of $5 million of allocated Preferred (3,846,153 shares) and $15 million of allocated

Common (15,000,000 shares not including the 3,000,000 shares reserved for the employee pool).

The Company has authorized 5,000,00 shares of blank check preferred stock and designated 3,846,153 shares as Series A Preferred. The par value of the preferred is $0.00001. The Company has approved and filed an amendment to the Company's Certificate of Incorporation to issue the Series A Preferred and authorize the sale of Series A Preferred in this Regulation CF Offering.

In total, the Company has 30,000,000 shares of Common Stock authorized with 15,000,000 shares issued and outstanding. It has 5,000,000 shares of preferred stock authorized with 3,023,077 issued and outstanding, 823,076 reserved for issuance in the Offering. Immediately following the Offering (assuming it is fully subscribed) there will be 15,000,000 unissued shares of common, including the 3,000,000 reserved for the employee compensation pool, and 1,153,847 unissued shares of blank check preferred.

Note 6: PREFERRED DIVIDEND

Fully diluted, the Series A Preferred represent a 25% contribution to the post-money valuation. The company used a standard *Gross Profit Growth Model* that has the guideline that Gross Profit plus the annual growth rate should add up to 40%. Such that, if the Company is growing at 40% per year, it should have zero Gross Profit. If it is not growing, it should generate 40% Gross Profit. If its growth rate is higher than 40% per year, losses are acceptable. Using this model, the Company estimated a generous 20% Gross Profit to use as a basis for the calculation of the revenue sharing based dividend to the Preferred, despite that the Company expects to grow at a rate greater than 40%. Thus, 20% Gross Profit multiplied by the 25% ownership stake of enterprise value results in 5% of Net Revenue.

Because the Company has a service-based business model, there are no generally applicable variable costs to deduct from Gross Revenue in generating the Net Revenue number. Management has identified that possible variable costs could be the cost of regular customer maintenance and deductions for returns, both of which Management expects to be marginal.

The 1,153,847 unissued blank check preferred shares are not counted in the 5% net revenue dividend calculation and if issued, would not dilute the divided to the as-then issued post-Offering preferred shares. Rather, if these shares were to be issued at a later date with the same rights and preferences as the Series A, each share would be entitled to the same dividend as each outstanding share, resulting in an additional 1.5% of net revenue being allocated specifically to these additional shares. Under such circumstances, the Company would be paying out a 6.5% net revenue dividend to the preferred stock.

Note 7: COMPENSATION STOCK

The Board has authorized that up to 3,000,000 shares of Common Stock be reserved for allocation to the team for compensation purposes, and up to 3,000,000 shares of Preferred Stock also be designated for allocation to the team and external service providers for compensation purposes. As of October 2018, all 3,000,000 Common Shares remain unissued and unallocated while 2,902,306 shares of preferred have been allocated to the team, to both internal and external contributors.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


VESvault Corp. is pending **StartEngine Approval.**

▶ PLAY VIDEO

VESvault Corp.
Enabling encryption for everything.
🏢 Small OPO   📍 Hampton Bays, NY   🔖 Software & Services   ⊕ Accepting International Investment

0
Investors

$0.00
Raised of $10K–$1.07M goal

Overview   Team   Terms   Updates   Comments   **Share**

We believe that VES is a paradigm changing technology that reliably solves the encryption key loss problem without degrading the privacy and security of end-to-end encryption; that VES enables encryption to finally be practical for widespread, global use with data at-rest, which will make the Internet a much safer place for everything, for everyone, everywhere.

Simulation of the VES Viral Network



Generated from a computer simulation (animation can be seen on the gif below or on our website).

Making encryption at-rest practical for widespread global use across the Internet

Invest in VESvault: an Internet tech venture of potential global scale

We believe that, if you take some time to review our campaign, you will see that for 4 reasons, **our campaign is a unique investment opportunity.**

First, our venture has is a ground floor opportunity in an Internet technology company that has **uncommon potential for global Internet pervasive applicability.** Our patent pending VES technology is a solution to a currently unsolved problem that spans the entire Internet. This problem touches emails, documents, photos, videos, stored text messages, audio files, financial transactions, medical records and any other kind of stored content. Essentially, it touches everything stored, everywhere for everyone. We believe VES can become a significant part of the solution in making end-to-end (e2e) encryption at-rest mainstream on a global scale.

Second, **you, the investor, can significantly influence the success of VESvault from the very beginning.** By being among the first users of VES, you can help jumpstart our effort to get the VES viral network to the critical mass we need to unlock its true potential and enable explosive growth. This is a major reason why we are seeking to raise money through a crowdfunding campaign rather than through traditional venture capital, and the reason we've kept our minimum investment so low at $200.20.

Third, **we're convinced that the market is ready for mass adoption of a solution to the key loss problem for encryption at-rest.** Over the past decade, the market has responded to security concerns with massive adoption of encryption for content in-transit (different from at-rest) by growing from approximately 10% to 90% global saturation. During the same timeframe, encryption for content at-rest hasn't grown at all and is still very rarely used (only 1.1% penetration for consumer content according to https://www.skyhighnetworks.com/cloud-security-blog/only-9-4-of-cloud-providers-are-encrypting-data-at-rest). In our Market section, we will show you why we are convinced that the difference in adoption rates between in-transit and at-rest use cases is tied to the key loss problem, and a solution to the key loss problem will unlock rapid growth of end-to-end encryption for the at-rest segment. We will show that VES is the only solution that we know of to the at-rest key loss problem that doesn't degrade the privacy and security of end-to-end encryption, which finally makes end-to-end encryption practical for mainstream use.

Lastly, and in some ways most importantly, **we believe that privacy is a fundamental human right that extends in full to the Internet.** VES can help ensure this fundamental right is maintained by eliminating the possibility of surveillance by governments and commercial institutions. **Simultaneously, without degrading the integrity of e2e encryption, VES provides**





This animation is a representation of viral growth and strength of a VES network of friends. Here, each friend adds 3 friends and so on. As the viral network grows, the strength grows exponentially. Ironically, the VES network doesn't need to get anywhere near this large to reduce the risk of key loss to essentially zero - even a network with just two levels of friends can achieve this (Check out the Reliability section below for more info.).



This animation represents the Recovery Key being scrambled into 5 unique Tokens. Each Token is further encrypted by each individual friend's VESkey. A pre-determined number of Tokens is needed to recreate the Recovery Key. In this case, any 3 Tokens from any of the 5 friends are needed to recreate the Recovery Key. Each Token, by itself, is useless as a key.

a path for law enforcement to access the encrypted content of specific individuals through proper legal due process. To be clear, there is NO "backdoor" in VES or weakening of encryption. Furthermore, widespread use of VES will reduce the need for a backdoor or encryption weakening measures, keeping the integrity of encryption 100% intact. If you want a proof how big a deal this is about to become, read the Breaking News subsection in the Marketing section about the new law just passed on 6 November 2018 by the Australian Government requiring companies to provide a way to get encrypted communications and data via a warrant process. Australia has been working closely with the other four members of the "Five Eyes" nations (USA, Canada, United Kingdom and New Zealand) about these efforts.

I hope you will join us as an investor, social supporter and as a user of VES on our journey to help unlock the full global potential of end-to-end encryption for data at-rest.

John Brixius
CEO / Co-founder

The Offering

Investment: Convertible Series A Preferred Stock & VEStokens

$1.30/share of Convertible Series A Preferred Stock | When you invest you are betting the company's future equity value will exceed $19.9M.

Perks*
The Offering includes 5 VEStokens with every share purchased
*All perks and tokens will be delivered after the campaign is completed, and upon availability of the tokens.
See Offering Summary below for additional terms.



This Offering is eligible for the
StartEngine Owners' 10% Bonus.

For details on the bonus, please see the **Offering Summary** below.

VEStokens

Description: Each VEStoken (an ERC-20 token) entitles a single registered individual VESvault account (an individual human account only) an indefinite 1% (one percent) discount on VES fees for all VES services associated with that account, either directly or through 3rd party services. The discount is cumulative and the registration of 100 (one hundred) VEStokens entitles the single individual VES account to an indefinite 100% discount on all VES services linked to the account. Additional VEStokens beyond the quantity of 100 (one hundred) do not result in any additional discount or credit to the user account. All rights are transferable in full with the sale or transfer of the VEStoken.

The right to Tokens is contingent upon the successful development of such Tokens and to the extent applicable, the blockchain upon which they function. There is no guarantee that successful development will ever occur.

We believe that privacy is a right that extends in full to the Internet. Ensuring privacy on the Internet makes the world a safer place, a better place, for all people and institutions that serve the people.

What We Have Accomplished So Far



Blue indicates the 105 nations with CloudDash users

- **VES APIs are in production!** Our APIs are published for the world to use and verify. VES isn't an idea, it's a usable product in production.
- **Server Side Encryption is available now too.** CloudDash App with VES is available now for anyone to use. Prior to launching our APIs, VES was launched into production in a server side encryption format (server side does not support end-to-end "e2e" encryption) through integration with our CloudDash pilot product.
- **Global Reach - 105 Nations**. Despite being an unrefined prototype, CloudDash has users in 105 nations, proving the global appeal and reach of our technologies and services.
- **VESwallet is in production**. We did the first implementation of our APIs ourselves. We integrated them into the open source code from MyEtherWallet to form VESwallet to show that the APIs are functioning properly in a production environment. VESwallet is a fully functional digital wallet available for use.
- **Patent Pending Technology**. A US patent has been filed and is officially patent pending.

Our Products

Unique Benefit	Awesome Tech	Cool Feature	Killer App






Key Recovery

VES is a solution to the key loss paradox, making encryption usable for data at-rest. VES provides a **reliable** means of recovery from key loss while not degrading the privacy and **security** of end-to-end encryption. VES is the first technology we know of that has solved this tradeoff, and has done so in an easy, **convenient** application, making e2e encryption finally practical for widespread use for content at-rest (data that isn't moving).

VES Viral Network

The problem with encryption key loss is that human beings are far too unreliable and lose their keys, thereby irreversibly losing their information. It's unintuitive that the problem - humans - could also become the solution. It's even more unintuitive that **just a small network of humans can become even more reliable than computers.** By integrating a few of these "unreliable" humans in a virally connected network, the group becomes *very reliable* and the net result is **the risk of key loss can be reduced to essentially nothing**.

Security Time Delay

VESvault's proprietary Security Time Delay is a special security barrier that **empowers the user to completely stop a hacker attack while in progress!** You don't need to rely on computers and firewalls alone. With Security Time Delay, you can stop an attack even if all the other security layers were to fail. Just think about it, **we delay the hack so you have time to stop it while in progress!** No other Internet service provider we know of gives you this extra level of protection and empowerment!

VESmail

VES isn't a stand alone service by itself. Rather, VES makes all your other Apps better. So, we need a Killer App to put VES on the map and create rapid viral growth. That Killer App is the integration of VES with IMAP email. VESmail will be able to work with ***all existing* IMAP email accounts, such as Gmail**. We believe VESmail **can finally make encryption of email practical for mainstream use.** VESmail is our highest priority developmental project for our APIs.



VESvault
VIRAL
ENCRYPTED

The above image is a still of the computer generated animation - the VES vortex. The VES vortex will display for a split second when users of 3rd party Apps are using VES encryption, giving assurance to our mutual customer that VES is being used. To see the full animation, visit the animation page on our website.

Viral Encrypted Security

Our core product, Viral Encrypted Security (VES), provides a **convenient** and **reliable** means of recovering encrypted content in the event the owner loses the encryption key, without degrading the **privacy** and **security** of end-to-end encryption. To our knowledge, no other existing technology currently accomplishes this feat. We believe that the risk of key loss is the one factor inhibiting encryption for data at-rest from widespread global use. We also believe it's this combination of attributes with VES that can remove this barrier and enable encryption to become practical for mainstream use and pervasive across the Internet.

VES adds value to the user's other Apps. **VES makes other Apps better** by enabling them to conveniently deploy end-to-end encryption for superior privacy and security of personal information, while giving the user the reliability of VESrecovery in case of key loss. By safely adding encryption, VES integration makes other Apps safer, more private and more secure.

Through the VES APIs, any Internet service can integrate VES with their products to extend the benefits of VES to their customers. However, the user's VES network is universal – their single VES network works across all their VES connected Apps.

VES can reduce the odds of unrecoverable content from key loss to ***less than 1 in 1 trillion*** – and can go far, far lower than that – enabling VES to be a very reliable means of recovery. For more information on the odds of recovery, visit our FUN MATH page.

VES Can Alleviate The *Backdoor* Problem

VES is a solution to the encryption Backdoor problem. Without weakening encryption or providing a backdoor, VES can provide law enforcement with a means to access an individual user's VES encrypted content through the proper due process of getting a court order, seizing the user's VESaccount and then initiating the VESrecovery process. This can be achieved without us, VESvault, ever having access to the user's encryption keys or encrypted content. We cannot decrypt the information and there is no backdoor to VES encrypted content. More detail about about the recent market push in this direction and how VES can solve the backdoor problem can be found in the *Our Market and Industry* section.

VES APIs Are Live!



VESvault Developer Center
VES APIs

The VES API javascript library code is up on github, so anyone can go in to check their viability and to build a VES-enabled App. The C version of the libraries is under development and will be released in the near future. All pertinent information can be found in the VESvault Development Center – VES.host.

Two VES Enabled Apps

We've launched two pilot Apps to showcase VES: **CloudDash** and **VESwallet**.

CloudDash is a team and personal document storage management product as well as a cloud footprint management tool. VESwallet is a digital wallet that uses VES to provide a more robust means of backing up the wallet key/password.

CloudDash was launched first in a server side configuration (no end-to-end encryption). After proving the VES technology with CloudDash, we then developed our APIs, which included e2e encryption. To test that our APIs were production ready, we did the first integration ourselves. We chose to integrate our APIs with the open source code of MyEtherWallet to create VESwallet.

VESwallet App Overview

SELECT WALLET FILE...

Your wallet is encrypted. Good! Please enter the password.

Password 👁

OR

Retrieve your wallet password with VES V̌

VESwallet is a fully functional, production digital wallet (cryptocurrency wallet). Our sole intent in launching it is to showcase our APIs and that **VES improves the Keystore password storage option**, making digital soft wallets a much safer and more reliable means of securing the wallet encryption key.

Since we don't intend to compete in the digital wallet marketplace, there are no plans for further refinements of VESwallet. But, there's no need for further improvement of the Keystore option as currently functioning in VESwallet. It's great as it is and any 3rd party digital wallet maker is welcome to use the VESwallet open source code.

Go to the VESwallet site (https://wallet.ves.world) and give it a try yourself. For more information, use the links in the Resource section below for:

- VESwallet Overview (which also has a great semi-detail summary explanation of VESrecovery).
- A published Medium article entitled: VESwallet — Have your Friends Help You Recover Your Lost Digital Wallet
- A published Medium article entitled: VESwallet 1.2 — Safer And More Secure Than A Hard Wallet?

CloudDash App Overview

CloudDash My Company	OneDrive m.monroe388@yahoo.com	Google Drive m.monroe388@yahoo.com	Google Drive 2 al.einstein9@gmail.com
Einstein, Albert	al.einstein9@gmail.com — Edit: 5 / Read Only: —	al.einstein9@gmail.com — Edit: 16 / Comments: 2 / Read Only: 4	al.einstein9@gmail.com 🔗 Edit: 28 / Comments: 8 / Read Only: 7
Monroe, Marilyn	m.monroe388@yahoo.com 🔗 Edit: 11 / Read Only: —	m.monroe388@yahoo.com 🔗 Edit: 24 / Comments: 2 / Read Only: 3	m.monroe388@yahoo.com Edit: 27 / Comments: 4 / Read Only: 4
+ Guests	Edit: 18 / Read Only: 1	Edit: 18 / Comments: — / Read Only: 5	Edit: 29 / Comments: — / Read Only: 1

CloudDash is a prototype that is planned for further refinement to become a strategic VESvault product, with **2 specific focus areas. First**, it is becoming a tool to **manage all storage options for a team**, company or individual across centralized service providers (such as Google Drive, Dropbox and OneDrive), local hardware storage devices and the future distributed blockchain based solutions (e.g., Filecoin, Sia, Madesafe and Storj). In this capacity, CloudDash will enable individuals, team leaders, parents, business owners and corporate departmental managers to manage the security and user access to all their information much more effectively.

In the above image, the team leader is viewing how many files both Marilyn and Albert have access to, and the type of access, for the three different drives connected to the team. There's no limit to the number of columns or rows that can be added to a team. Guests are people external to the team but have access to some files - clicking on Guests expands to a list of names. Access rights for Guests can be changed too, ensuring superior access management of access rights of outsiders to critical team information. With CloudDash it's easy to manage document security for a team.

Team leaders can **quickly and easily identify all access rights to all documents for any single person on the team, and change them in real time, all in one place.** In the above image, the team leader is viewing the access rights for Albert Einstein and the blue radio buttons show all files to which Albert has access as well as the type of access. The team leader can change Albert's access rights real time, by selecting a different radio button. Some of the files are encrypted with VES (our old double V logo) and others are not.

Add User ✚ 　　　　　　　　　　　Family　　　　　　　　　Show Inactive Users ☐
Add App/Item ✚ 　　　　　　　　　　　　　　　　　　　　Show Inactive Apps/Items ☐

CloudDash Family	Online Accounts Online Accounts	Cell Phones Cell Phones	House Wifi House Wifi	Computers Computers	Tablets Tablets
Washington, Eleanor	e.washington@vesva... User				
Washington, George	g.washington@vesva... Admin	Various Usernames N/A	Nexus 6P Admin	My Home Wifi N/A	MacBook Pro N/A	iPad Pro N/A
Washington, Jacky	j.washington@vesva... User				
Washington, Martha	m.washington@vesva... User				

Second, CloudDash is a powerful tool to **manage the cloud presence (footprint) for a person, family or team**. It's a great place to see and manage **who has what access to what**, and to selectively share access to individual Apps across team members. A team leader can track the complete cloud presence of everyone on the team and easily make changes as roles change. Usernames and passwords can be logged for each user for each App, all of which is safely encrypted and backed up using VES.

It is also a great place to **store offline information** such as PIN numbers, security codes, photos of hardcopy documents such as passports, legal documents, social security cards, birth records, etc. Trusted family members can safely share this encrypted information between each other. In fact, CloudDash could become a safe backup repository for your important online and offline information and documents, so in case disaster strikes you don't lose them forever.

In the above image, George Washington has created an entity called Family and uses it to add their relevant accounts, PINs and passwords to the various devices and services they have individually and share collectively. In this example, George Washington is viewing his family. The skeleton keys indicate which of his account information is being shared with which family member. Jacky and Eleanor don't have access to George's iPad Pro, but he shares everything else with everyone. George can easily change access rights at any time...of course, he'd also have to change the password for the relevant device.

Anyone can create as many entities as they wish, with as many team members and Apps as they wish. **Entities can be created for teams, businesses, families, departments, portfolio investment companies, projects, law cases, consulting engagements, accounting clients and even individuals.**

More resources on CloudDash are available in the Resource section, including the CloudDash website where you can create an account and start using CloudDash today.

In addition to being synergistic with VES, CloudDash offers unique value to the end user customer and presents a possible additional source of revenue distinct from the VES service revenue model.

How VES Works With Apps



VESvault



When you use an App with encryption, the encryption key - the App Key - is stored within the App on your device. When you use the App, the App requests and receives the encrypted data stored in the cloud by the App service provider and decrypts it at your device. You never even know your App Key is there and the encryption works behind the scenes. This all works great until you lose the App Key, and then you lose everything (if the App is not integrated with VES that is). This can happen if you lose your device, if the App crashes, if your device crashes or if you somehow make a mistake and delete the App or the App Key from the device's memory. Without VES, it's generally too risky for the App to use encryption and the content in the cloud is less secure.

When that same App is integrated with VES, VES runs behind the scenes to store an encrypted copy of the App Key in your VESvault in the cloud. If you lose the App Key, the App will divert you to the VES interface for you to manually type in your VESkey to retrieve an encrypted copy of the App Key stored in your VESvault. VES decrypts the App Key on your device and hands it over to the App so you can once again retrieve your encrypted App data.

If you lose your VESkey, then you can use VESrecovery to recover the contents of your VESvault, including the App Key, and then recover your encrypted App data.

Using VESrecovery

Enter VESkey: [_____] 🔒

Whenever you're about to enter your VESkey and discover you've lost it, just select the I lost my VESkey option to walk you through the easy process of VESrecovery.

Lost my VESkey

☑ I forgot my VESkey

Email Address: [c.gable@vesvault.com]

Enter your VESvault Password: [••••••]

Enter New VESkey: [••••••••••••••••]

Reenter New VESkey: [••••••••••••••••]

💾 Save ⊗ Cancel

You then verify your account password and create a new VESkey. (Your password should always be different from your VESkey)

🔒 🔑 🗝 Hello Clark 🔓   Log out

You need 2 friends to assist you with your lost VESkey

Immediately, an alerting email is automatically sent to all your pre-selected friends (and to your email address too) and the horizontal key on the VESvault website turns red. You can always check the status of your VESrecovery through the horizontal key in the banner.

VESrecovery For Friends

Enter VESkey: [_____] 🔒
I lost my VESkey

Friends You Can Assist

Clark Gable   Needs assistance
Alfred Hitchcock   Needs no assistance
John Wayne   Needs no assistance

⊗ Close

Using the link in the automatic email they received, your friends can then assist you by entering their own VESkeys. Upon doing so the Assist button appears next to your name and they can select it.

🔑 🗝 🔓 Hello Clark 🔓   Log out

1 of your 4 friends have assisted you with recovering your VESkey. Enter your current VESkey to recover the lost items.

Once the predetermined number of friends have assisted you, you will be automatically alerted by email and your banner key will turn green. Then all you need to do is enter your new VESkey to recover all your previously lost encrypted content!

My VESrecovery

VESvault is unlocked 🔓

VESrecovery

You will need assistance from any 2 of the following friends to recover your VESvault contents if you lose your key:

Marilyn Monroe
John Adams
Alfred Hitchcock
John Wayne
Change VESrecovery settings   ⊗ Close

Of course, prior to losing your VESkey you will need to setup your friends, which is an easy process.

The VES Tech

The Math Behind VES

You don't need to know this math. All you need to know is that it's real and it's the science that was used to create VES and prove that it works. But it's actually entertaining to glance through it. **The Security section shows *how* VES works, the Reliability section shows how *well* it works.**

Security

$$C_{1,1}V_1 + C_{1,2}V_2 + \dots + C_{1,X}V_X = T_1$$
$$C_{2,1}V_1 + C_{2,2}V_2 + \dots + C_{2,X}V_X = T_2$$
$$\dots$$
$$C_{N,1}V_1 + C_{N,2}V_2 + \dots + C_{N,X}V_X = T_N$$

We use linear algebra to scramble a recovery key into multiple Tokens, each of which is deposited into one of your Friends' VESvaults.

As with linear algebra, where to solve for the unknown variables it takes at least as many independent equations as there are variables, the Recovery Key is scrambled into multiple unique Tokens. Just like it is impossible to solve for the variables without knowing the necessary number of independent equations, it is essentially impossible to recreate the Recovery Key unless you combine the necessary number of unique Tokens.

Therefore, each individual Token allocated to each chosen friend is unusable as an encryption key and essentially as difficult to unscrambled as it is to brute force hack encryption (essentially impossible). Only when the pre-determined number of Tokens are combined can they be unscrambled to re-form the Recovery Key.

Each Token is allocated to one of your pre-selected friends, then encrypted with that friend's encryption keys and deposited into that friend's Primary and Shadow Vaults. Only each individual friend, by using their VESkey, can decrypt and recover the raw Token that was allocated to them. The Token will stay in your friends' VESvaults until you lose your VESkey and require assistance. Then, your friends enter their VESkeys to decrypt the token, which occurs on their computers. Once decrypted, the raw Token is then immediately encrypted, while on their computers, with your encryption keys before it is sent to your account in the cloud, to wait until you're ready to complete the VESrecovery process. All the decryption and encryption of Tokens occurs locally, so no hackers in the cloud can intercept or decrypt a Token.

Since each friend only has access to a single Token, no friend ever has access to your Recovery Key and cannot gain access to, nor decrypt your private information.

Reliability - The Heart of VES

The flaw with encryption is that individual humans are unreliable – they lose their encryption keys. So, all the computer experts have been looking for computer solutions to solve this human problem by replacing humans with software or hardware. **It's entirely unintuitive that the cause of the problem (humans) could also be the solution** – that if you connect some unreliable humans in a network, the risk of key loss gets diversified away and the group becomes **extremely** reliable, even to the point of becoming **more reliable than computer solutions**. We believe this is why this solution has gone unnoticed until VES. A human solution is the last place a computer expert would ever look.

That's why the math below is so important. It unequivocally validates just how reliable a network of humans can become. This isn't guesswork or hyperbole, it's real and it's backed up by the formula below. It shows that the odds of losing content from key loss can **easily** drop to **1 in 1 trillion** and go far lower than that! Again, you don't need to know that math, you just need to know that the math works and it proves the reliability of a properly established VES network.

$$p_{L+1} = p_0 \sum_{i=0}^{x-1} \left[\left(\frac{N!}{(N-i)!\, i!} \right) p_L^{(N-i)} (1 - p_L)^i \right]$$

Here, N stands for the number of unique Friends each person has. P0 is the probability each person loses their key within a timeframe (for example, the time between logging into VES). X is the number of Friends needed to respond for successful key recovery. L is defined as the level of network (L = 0 is the sole user).

Try our FUN MATH calculator page where you can plug in values and play with recovery probabilities based on the formula above. For example if you have 7 friends who each have 7 friends (only 57 total people in the entire VES network), if it takes 2 friends to assist in VESrecovery for any person who loses their key, and if the probability of anyone losing their key is 25%, then the odds of losing your data from key loss are **about 1 in 400 billion billions!!** Check it out in the below image generated from our FUN MATH calculator. And check out the *Fun Comparisons* column to get a sense of proportion to the magnitude of the odds.

FUN MATH Calculator Screenshot

N = 7 Number of unique Friends for each person

p_0 = 25 % Probability any person loses their VESkey within a timeframe

x = 2 Number of Friends needed to respond to enable VESrecovery

Level	VES network	Total People In Your Network	Odds Of Losing Your Data *1 in...*	Fun Comparisons
0	Just You	1	4	VES is about Friends. Go to the next Level.
1	+ Your 7 Friends	8	2, 979	That's about 3 times less likely than the odds of a primary parachute not opening. Scary, right?
2	+ Your 7 Friends' 7 Friends	57	399, 420, 573, 368, 979, 040, 000	That's about 53 times more than there are grains of sand on Earth.

VES vs. Shamir's

VES is similar to a concept called Shamir's Secret Sharing. While VES uses linear algebra, Shamir's uses polynomials. **But the important difference is in how VES is set up to mitigate the *reliability* and *collusion* issues** that have plagued past implementations of Shamir's and kept them from being usable.

The *reliability* problem is addressed using the VES viral network of friends. The *collusion* problem is addressed with an integrated series of 6 VES Security Layers that address the larger problem of gaining access to an encryption key.

Six VES Security Layers

Two Separate Keychains


VESkey
Primary Key
Primary Vault



Recovery Key
Shadow Key
Shadow Vault

VES uses two distinct key chains to enable our innovating overlapping layers of security and ensure against unauthorized access to encrypted information. Having the second keychain eliminates many constraints and subsequently enables the extra security layers. **Collectively, these 6 layers guard against collusion and unauthorized access in general.**

On a regular basis, the you manually enters your *VESkey* to access your encrypted content. Your *VESkey* decrypts your *Primary Key*, which in turn decrypts your *Primary Vault*. If you keep your *VESkey* safe, the encrypted content in your *Primary Vault* is as safe as it is with any other form of end-to-end encryption - essentially unhackable. Your *Shadow Vault* and *Shadow Key* are never used, except when you lose your *VESkey* and initiate VESrecovery. (There are good reasons for having the Primary Key and the Shadow Key in the middle of their keychains, as described in the Technical Whitepaper). The **6 security layers** protect the contents of the *Shadow Vault* and *Shadow Key* from being hacked by nefarious actors trying to hack the VESrecovery process to get access to the *Recovery Key*.

Security Layer 1: Distributed Recovery



VESrecovery

It all starts with the process of scrambling the Recovery Key into multiple Tokens, where each Token is as difficult to unscramble as encryption is to brute force hack. The Recovery Key no longer exists once the Tokens are made, and each Token is useless as a key, so no encryption key exists to which hackers can gain access.

Multiple Tokens are needed to re-create the Recovery Key, which decrypts the Shadow Key, which then decrypts the Shadow Vault. The only way to recreate the Recovery Key is to combine the Tokens, but **each Token is separately encrypted by each friends' VESkey, making them impossible to access without each friend manually entering their personal VESkeys**. Unless your friends enter their VESkeys to help you, the only way of accessing the Shadow Vault is to brute force hack the encryption, which is essentially impossible.

Security Layer 2: Shadow Vault



Primary Vault
Shadow Vault

The Shadow Vault is never accessed under any condition other than when you lose your VESkey. Because of this, multiple extra security layers can be deployed to protect the Shadow Vault. **Any attempt to access this information is considered an attempted breach unless all the conditions of proper VESrecovery are met**.

If you actually selected friends that cannot be trusted, it's possible that a few of them could *collude* by each decrypting their respective Tokens and getting together to rebuild your Recovery Key (collusion has been one of the two main reasons Shamir's hasn't been widely adopted - https://medium.com/vault12/understanding-shamirs-secret-sharing-6a4bd27768c9). Of course, your friends would also need to be computer experts in addition to nefarious *and* lucky that you selected them. If that's the case, then this is where VES security layer 2 comes in. VESvault will not send the encrypted Shadow Key or the encrypted Shadow Vault contents to anyone other than the rightful user's account - yours - and only if a VESrecovery event has been initiated through your VES account. Any attempt to access the data otherwise is blocked, so just having the Recovery Key is useless. **Even if your friends were to collude to rebuild your Recovery key, they are still multiple security layers away from getting access to your encrypted content.**

Security Layer 3: Two-Factor Authentication



Two-Factor Authentication
Two-Factor Authentication
Receive second factor by:
Regular Text Messaging
Text Messaging through Signal
Phone number:
Set
Close

Security layer 3 – two-factor authentication – comes in to protect against a hacker from trying to steal your VES user account. **Two-factor authentication is necessary any time your password or VESkey is being reset**, which includes finishing the VESrecovery process. Both hackers and colluding friends would need to bypass two-factor authentication to steal your VES account before they could complete VESrecovery on your account. BTW, two-factor authentication is so good, it is the *only* security layer used by the vast majority of services that do not encrypt user information (e.g. your Google account)!

Security Layer 4: Physical Verification



Friends You Can Assist
Assistance needed

Even if a hacker were to successfully bypass two-factor authentication, security layer 4 then stands in the way. Since your real friends (not those who collude) must decide to assist "you" in VESrecovery and do so by entering their personal VESkeys, they are encouraged to **voice verify that it was actually you that initiated the VESrecovery before they offer assistance**. They should call you to hear your voice or send you a question in a text that only you can verify before selecting to assist you. In the future, this process will be mandatory. For example, the friend may need to enter a randomly generated PIN to assist you in VESrecovery, but the PIN is sent to your account, requiring the two of you to interact.

Security Layer 5: Security Time Delay



STOP VESrecovery
You are using this page to stop a potential attack in progress. To ensure prevention, submit your VESkey before the timer below expires.
Enter VESkey:
Submit
Cancel
Security Time Delay:
03 :12 :17 :05

And, if all else fails, you can actually stop an attack in progress! What if you were alerted that burglars were coming to your house an hour before they arrived and the police station was right next door? That's essentially what Security Time Delay is. When a VESrecovery event is initiated, an alerting email (and possibly a text message) is immediately sent to your rightful email account, alerting you that a VESrecovery event has been initiated. If you didn't initiate it, you know it's a hack. **As long as the timer is running the hackers cannot receive your encrypted content and you can stop the transmission by entering your current VESkey**. This gives you a period of time to react and stop the hack. And, VESvault does one more thing after that, it immediately initiates *forward secrecy*, which is Security Layer 6. Also, you get to select the duration of the time delay when you set up your VESrecovery.

The beauty of Security Time Delay is that if all else fails, you can always rely on yourself to completely stop a hack in progress! What other service gives you this control and capability in protecting your personal information?

Security Layer 6: Forward Secrecy



Forward Secrecy
For security your encryption is periodically updated. To complete this process now you need to enter your password. Or, you can choose to remind me later.
Email:
j.wayne@vesvault.com
Enter password:
Submit
Close

But there's more – a sixth layer. After the aborted VESrecovery process, VESvault will immediately re-encrypt the Primary and Shadow Vaults with new, randomly generated Primary and Shadow Vault Keys and then encrypt the new Shadow Vault Key with a new Recovery Key, rendering the Recovery Key in the possession of the hacker useless. The old encrypted content associated with the compromised Recovery Key is erased, making it completely unusable.

In addition, **VESvault will automatically do this re-encryption process periodically to ensure further security.** This is a known industry security measure called *forward secrecy*. It means that hackers cannot collect either encrypted content or encryption keys, with the hope that some later day, perhaps years later, they can gain access to the other half of the puzzle.

Security Layer Recap

In summary, VES has 6 overlapping security layers to protect against an attempt to get access to your backup key and encrypted

content, while the best current services have only two: two-factor authentication….and VESvault has that too!

Split Key

Our future planned Split Key feature **improves both security and convenience.** With Split Key, the VESkey will be encrypted and stored on your various devices: your laptop, desktop, phone, ipad, USB drive, etc. Since the VESkey is not stored in the cloud, a short, easy to remember PIN is used to secure and access your VESkey - much like a PIN safely locks your smartphone. The VESkey is a full, randomly generated sequence of characters to take full advantage of encryption. **Split Key provides the best of both worlds – the convenience of an easily remembered short PIN, along with the full benefit of encryption from a long, randomly generated encryption key** for all content stored in the cloud.

We may also allow you to use the PIN, fingerprint or facial recognition feature from your device to unlock the Split Key, so you don't need to remember a separate PIN.

Our Product Differentiation

Simply, ***VES uniquely provides a solution to the encryption key loss problem that is convenient, reliable and secure.*** VESrecovery is achievable in three easy steps, making it *convenient*. Through a proper viral network of friends, the risk of key loss can easily drop below 1 in 1 trillion, making it a very *reliable* method to mitigate key loss. VES does this without sharing a key with anyone, ensuring the *security and privacy* of end-to-end encryption.

We know of no other encryption services that provide this unique combination of benefits. In fact, we know of no other known encryption service provides the level of reliability of VES while still maintaining the security and privacy of end-to-end encryption.

Every other encryption service we know of either maintains end-to-end encryption by putting the burden of not losing the key on the owner, or keeps a backup key themselves and in doing so defeats the privacy and security of end-to-end encryption. (See our marketing section for a comparison table of various encryption services regarding the tradeoff between e2e encryption and backup key services.)

By accomplishing this unique mix of benefits, we believe VES enables end-to-end encryption to be applicable for mainstream adoption and use for any and all content at-rest. We believe that this will finally make end-to-end encryption practical for widespread, global, mainstream use with data at-rest. Internet pervasive use of encryption makes everything, everywhere safer for everyone!

THE KILLER APP:

VESmail (VES + IMAP email)



A *Killer App* is that special **intersection of new, breakthrough technology and essentially ideal market conditions** that create a must have App, resulting in **rapid growth and market transformation**. We believe VESmail – the integration of VES with existing IMAP email – is a Killer App that can create the rapid viral growth of the VES network and reach critical mass. What makes it a Killer App are the synergies across all the important factors: *Problem*, *Need*, *Scope* and *Viral Enablers*.

PROBLEM: Email Is Unsecure



FORTUNE

FORTUNE 500 NEWS FEATURES CONFERENCES MAGAZINE NEWSLETTERS RANKINGS

For 3 months Hillary Clinton's email access was unencrypted, vulnerable to spies

Did you know that **your email isn't encrypted while it's stored**? Yes, almost all email is encrypted *while in-transit* (TLS), but almost all email is stored in your in-box and out-box servers in an unencrypted, plain text state. This means the email stored in your Inbox is exposed and unsecure. Think of the Hillary Clinton email server scandal – she used regular email and hence it was unencrypted as it was stored on her personal email server - and all the other recent government email breaches that have occurred.

Email is still a primary universal, global means of communicating private, sensitive information. Banking information, personal records, travel plans, PIN numbers, passwords are routinely transmitted by email and as shown below, roughly 266 billion email messages are sent every day. This information is sitting on servers all over the world, almost all of which in unencrypted, plain text form. What's worse, unless they've been deleted, these unencrypted, unsecured emails will sit there forever, just waiting for a hacker to take your private information, years after the email was sent.

NEED: Security Is Paramount



Cybercrime is becoming an epidemic (https://www.cnbc.com/2017/06/27/cyberattack-epidemic-is-coming-says-expert-john-carlin.html). This **evidence supporting the need for security is strong**. As is shown on a graph in our Marketing Section, over the past few years, the industry has gone from using encryption on transmissions of email and webpages from about 10% to approximately 90% market saturation. We believe this adoption rate of TLS shows that this need exists for all content, but in particular needed very highly for email. Our logic is that if the email contents are important enough to be encrypted while in transit, they are important enough to be encrypted while they are at-rest and stored on a server.

For example, just this September 2018, Senator Ron Wyden warned that foreign governments are hacking the Senate's private email accounts. While the government can restrict the use of government information to and from government email accounts, all of these people have relationships with family, friends and business colleagues that do not have protected email accounts. As Senator Wyden points out, to communicate with them, Senators and their staff use regular, unsecured IMAP email accounts such as Gmail. Even though highly confidential information may not be channeled through personal email, sufficiently valuable information is being gleaned by hacking of these personal email accounts. It has been suggested that it is time to find a way to protect these non-government email accounts and close this significant security vulnerability.

The need for encryption of emails at-rest is so strong, the use of suboptimal services is growing rapidly and these services are able to charge for the service compared to free emails services (https://www.statista.com/statistics/535009/worldwide-email-encryption-market-revenue/). We postulate that two factors - making the e2e service free

and solving the key loss issue - will dramatically accelerate the growth rate of e2e encryption for emails at-rest.

UNMET NEED: Current Solution Failings

As pointed out, encrypted email services do exist, but they have failed to capture significant market share (https://www.skyhighnetworks.com/cloud-security-blog/only-9-4-of-cloud-providers-are-encrypting-data-at-rest/). We postulate the reason is that they are impractical for mass use for a variety of reasons. Specialty services, such as ProtonMail, require a new, unique email address, resulting in many impractical compromises: losing email history, losing email contacts and requiring contacts to also get a new email address. And, losing the encryption key means losing all the previously encrypted email messages. PGP, on the other hand, works with existing IMAP email accounts but still has the same key loss problem. Hence, we believe these services and PGP are impractical for mainstream use and have largely been ineffective at capturing market share.

VESmail's 3 Advantages



VESmail overcomes the three shortcomings that have kept specialty encryption email services from being practical for widespread use.

First and foremost, VES solves the **lost key problem**. Email content is too valuable to risk losing forever from losing the encryption key.

Second, VESmail will work with any *existing IMAP* email account. That means it **can be plugged into any *existing* Gmail account** - not lose the email history, continue with the integrated contact list and not have to alert anyone that you have a new email address.

Third, your email client can be setup with VESmail to work with both encrypted and plain text at the same time. This means **being able to selectively send both encrypted and unencrypted messages** so that your email account doesn't become useless in communicating plain text messages with recipients who aren't using VESmail.

We believe resolving these three issues eliminates the barriers that have kept encryption from being practical for widespread use with email, and will help enable VESmail to virally grow to widespread adoption.

SCOPE: IMAP Email Is Internet Pervasive



It appears that most people who uses the internet have an IMAP email account (https://www.statista.com/statistics/462158/usa-email-usage-reach/). Email accounts are not only used as a major means of communication, they are also a major source of account identification for services and Apps (usernames) - people commonly use their email addresses to create accounts with service providers, such as Amazon.com.

In terms of size, **approximately 266 billion email messages are sent daily** (https://www.statista.com/statistics/456500/daily-number-of-e-mails-worldwide/), and this number is expected to grow to 333 billion by 2022. With 54% of the world's 7.6 billion population having internet access, this accounts to 65 daily emails for every online user.

VIRAL ENABLERS To Critical Mass



We believe existing IMAP email is the perfect complement to VES in terms of the viral enablers. It starts with the existing **strong need to encrypt the information** – any single individual wants their private information encrypted. Email, being an information sharing application, requires that once a person uses encryption, **the email recipient is required to also use encryption too**. Thus, each encrypted email sent is a strong enabler to the recipient becoming a user of VES as well. Still, it goes one step further. Since the recipient is being entrusted with the private information, it is likely that **many of the recipients also qualify as Friends** in the sender's VES network. So email has a multiplier effect – not only is there a strong chance the recipient will become a user of VES, they are also a strong candidate to become a connected VES friend.

But, there's yet one more multiplier. Each email *not only* represents another strong candidate to become a user of VES, and *further not only* represent becoming a Friend in the VES network, but as this occurs each new subsequent email Friend is connected to all the previous Friends who sent out emails. Thus, **each new Friend is connected to a single growing *interconnected* VES network**. Each person added strengthens this interconnected VES network for every single person previously connected in the network, creating an essentially **exponential level of value growth**. This creates fertile conditions for rapidly increasing value and hence accelerates the path to reaching critical mass. These conditions make VESmail a strong contender as a Killer App.

VESmail Launch Date

The estimated launch date for VESmail is Q2 2019, assuming sufficient funding has been achieved.

More Resources on VESmail

For more information on VESmail, you can read our Business White Paper.

Other Killer Apps

VESmail isn't the only Killer App for VES. There is another viral sharing application in the early stages of design and some existing Apps that would make great Killer App partnerships. With limited resources, we will first focus exclusively on VESmail. If the opportunity arises for a partnership with a third party service that presents Killer App potential, we may decide to engage them so long as it is not a distraction from the VESmail effort.

Our Market and Industry

In-Transit versus At-Rest

Market Penetration


Dec-09
Dec-10
Dec-11
Dec-12

Email Encryption
(In- Transit only)
Source: Google

(source: https://transparencyreport.google.com/safer-email/overview?hl=en)

While encryption in-transit is at near market saturation, encryption at-rest is essentially the exact opposite and completely untapped (https://www.skyhighnetworks.com/cloud-security-blog/only-9-4-of-cloud-providers-are-encrypting-data-at-rest/). As we've postulated, the fundamental difference between the two is the risk of key loss. While key loss isn't an issue for encryption in-transit, it is a very big issue for encryption at-rest. Solving this problem should put encryption at-rest on equal footing with encryption in-transit, and enable it to achieve the same rapid growth and market pervasiveness that encryption in-transit has achieved.

Recent Encrypted Browser Traffic Market Penetration (In-Transit)


Android
Windows
Mac
80%
60%
40%
20%
0%
Jul 2015
Jan 2016
Jul 2016
Jan 2017
Jul 2017

Source: Google via Zdnet

(source: https://www.zdnet.com/article/google-this-surge-in-chrome-https-traffic-shows-how-much-safer-you-now-are-online/)

E2E vs. Backup Key

Some end-to-end encryption service providers have attempted to solve the key loss problem by providing a backup copy of the data that they control with their own encryption key. This creates **two problems.**

First, the encryption is no longer end-to-end secure and the service provider no longer has zero knowledge of the user's private content. Privacy is completely lost. Surveillance is possible and easy.

Second, since the service provider has stored an encryption key somewhere, with the only security around it being access control, the security of encryption has been degraded to non-encryption security levels. Hackers can gain access to the plain text version of the backup key and hack the encrypted content. **It's like having the world's best lock on your front door, but putting the key under the doormat** – it defeats the purpose of using the lock in the first place.

Thus, until VES, end-to-end encryption and key loss solutions have been mutually exclusive. The accompanying chart gives evidence of this tradeoff as encryption services either offer 100% privacy of end-to-end encryption or a key backup solution, but never both.

Encryption Services - The Privacy/Recovery Compromise

Name	Type	Lost Key Recovery	100% Privacy
Enlocked	email	-	✔
GPG	email	-	✔
GPGtools	email	-	✔
HP SecureMail	email	-	✔
Lavabit	email	-	✔
Mailvelope	email	-	✔
PKWare Smartcrypt	email	✔	-
PrivateSky	email	-	✔
Protonmail	email	-	✔
Send. 2.0	email	-	-
Sendinc	email	-	-
StartMail	email	-	-
Tutanota	email	-	✔
Virtru	email	-	✔
VESvault	other	✔	✔
CryptoBin	sharing	✔	-
BitLocker	storage	✔	-
Boxcryptor	storage	-	✔
Cryptomator	storage	-	✔
CryptSync	storage	-	✔
Mega	storage	-	✔
Nirvanix Cloud	storage	-	✔

Name	Type	Lost Key Recovery	100% Privacy
pCloud	storage	-	✔
SafeMonk	storage	-	✔
Sookasa	storage	-	✔
SpiderOak	storage	-	✔
Sync	storage	-	✔
Tresorit	storage	-	✔
VeraCrypt	storage	-	✔
ClearChat	texting	-	✔
Confide	texting	-	✔
Facebook Menger	texting	-	✔
Google Allo	texting	-	✔
iMessage	texting	✔	-
Signal	texting	-	✔
Snapchat	texting	✔	-
Symphony	texting	-	✔
Telegram	texting	-	✔
Viber	texting	-	✔
Whatsapp	texting	-	✔
Whisply	texting	-	✔
Wickr	texting	-	✔
Wire	texting	-	✔

source: This matrix was put together from a best effort of data we, VESvault, could evaluate from the Internet.

Limited Present Uses of Encryption

To date, the use of encryption for stored data has largely been limited to very specific use cases and user types. We believe the market extent of the use case is completely determined by the unique attributes of the key loss issue for each use case.

One use case is some **government agencies and corporations** who have the infrastructure to protect sensitive information from those who very much wish to take it. In these situations, teams of people use complicated key management systems with strict security policies and multiple redundancies. Since privacy and security is team based and not individual based, and since these organizations can devote extensive resources to this problem, elaborate, expensive **key management systems the require involvement of multitudes of trusted humans and processes** are not a hindrance for this segment. But privacy is relative for this group. We conclude that these solutions are not practical for mass private use or general corporate use, otherwise they would be commonly used by now.



Government

A second use case is **blockchain**, which, by its design, is built solely on a single security measure - encryption. If you want to dabble in Bitcoin or any other cryptocurrency, you've got to get comfortable storing encryption keys - there is no other way. If you lose the key or the backup Seed, you lose all your digital wealth, forever. There have been reports that **cryptocurrency investors go through elaborate measures to maintain safe copies of their encryption keys**, such as bank safe deposit boxes, home safes, purchasing specialty cold wallets, using premium key

Cryptocurrency

storage services and even inserting micro chips under their skin. We don't think these sorts of measures are palatable to most Internet users for most applications as they are far too inconvenient and require far too expensive and elaborate measures to achieve the necessary level of reliability.

The third case is that encryption is used for some **ephemeral text messaging** Apps. In these cases, the text messages are almost exclusively stored on the user's device (e.g., services such as Signal do not backup the messages to a server). If they are backed up on a server, they are usually either not encrypted or encrypted with the service provider's encryption key and not the user's key (hence no longer e2e encrypted or private). The widespread adoption of these services, such as Signal, WhatsApp and Facebook Messenger, is a testament to how quickly and pervasively encryption can be adopted by the global marketplace if the key loss problem is solved. We believe the reason these services have relatively large market penetration rates is that the key loss problem is not an issue for this use case. First, it's rare that users lose the four digit PIN that unlocks their phone (which then unlocks the encryption key). Second, **users not only don't care if they lose their past text messages, in some cases they want them to disappear (hence, ephemeral)**. Losing a key has no impact on the user's ability to re-set their account to continue using the App. This ephemeral nature of the content is unique to this use case and it allows for mass adoption not by solving the key loss problem, but instead because the consequences of key loss are not debilitating.



Signal WhatsApp Facebook Messenger

Ephemeral Text Messaging

e2e Encryption Apps

The fourth use case contrasts with the third. This use case is where **a very small number of users choose to use an e2e encryption service that stores data** (services used in place of Google Drive, Dropbox, OneDrive, Google Photos, etc. which most people use and do not provide e2e encryption). Examples include e2e encrypted email services (such as ProtonMail) and file storage services. Key loss is an issue with these Apps and hence why, we believe, very few consumers use encrypted versions of these services. We believe that if the key loss problem were resolved, then encrypted versions of these services would become mainstream, replacing the plain text services, just as they grew to become widespread in the text messaging segment. We see the fact that these services have such a small percent of the market as a testament to the magnitude of the key loss issue.

The fifth use case is that **encryption is used to secure data stored locally on smart phones**, tablets and computers. In these cases, the user enters a PIN, password, fingerprint or face scan to gain access to a locally stored version of the encryption key, which then decrypts the locally stored content, all behind the scenes. Often, after a very few failed PIN entry attempts, the system will shut down and disallow the access of the encrypted content for certain time, or even forever.

We believe that for multiple, compounding reasons key loss isn't an inhibitor to mainstream use. First, it's rare that users lose the PIN and with fingerprint and facial recognition becoming the norm, losing phone access is going to become almost unheard of. Second, most of the critical information is stored or backed up to the cloud pertaining to the individual Apps, or with Google, in an unencrypted state with easy recovery (email, App information, documents, photos, music, contacts, calendars, text messages, etc.). Third, at times, service providers, such as Apple and Google, will back up the generally stored local contents of the phone, such as text messages, in unencrypted states. These three reasons combined, particularly the second one, explain why key loss isn't an inhibiting risk to widespread adoption of encryption.



Smart Phones

Encryption Use Cases Conclusion: Key Loss

Our perspective is that in each of these five use cases, the unique implications of the key loss issue define the market acceptance rates. With cryptocurrency, a small group of highly engaged users go through extreme, inconvenient measures to mitigate key loss and live with the remaining risk. With ephemeral texting, key loss isn't such a big deal, which is why this segment has gained significant market penetration. Current encrypted email services have virtually no market share as there is no key loss solution. Governments and corporations have the resources to have elaborate key backup systems, but then again these are entities where keeping the content private to one individual is not a concern. With smart phones, three combined factors, and in particular unencrypted backup of critical information, are the reasons the encryption on phones has had widespread adoption. **We believe that the risk and ramifications of the key loss issue defines the extent of the use of encryption, showing that it is the single biggest factor affecting the adoption of encryption at-rest.**

Convergence of Favorable Market Conditions

The concept of a Killer App requires **two synergistic, simultaneous events**. First, there has to be a large unmet perceived or unperceived market need. Second, an innovative solution that breaks an existing paradigm needs to be launched. (https://www.merriam-webster.com/dictionary/killer%20app)

We believe the market conditions seem to clearly exist for mass adoption of encryption at-rest. The rapid recent saturation of the market for encryption in-transit, and the adoption of encryption at-rest for specialized use cases of smartphone access and ephemeral text messaging, where the consequences of key loss are not debilitating, shows that the market is ready and willing to adopt a practical solution to market saturation. In particular, the market has shown that it wants encryption for all email. **The paradigm that inhibits adoption is the current tradeoff between the privacy of e2e encryption and the risk of key loss. We believe VES breaks this paradigm** by offering the full privacy of e2e encryption with a reliable and convenient means of mitigating the risk of key loss. VES in general, and in particular in conjunction with existing IMAP email, is a Killer App combination that can result in rapid market growth.

BREAKING NEWS: Australia passes new law (the Backdoor Problem)

On November 6, 2018 the Australian government passed a law that all five members of the "Five Eyes" nations (USA, Great Britain, Canada, New Zealand and Australia) have been considering for the past few years. The new law requires that companies provide a way to access encrypted communications and data through the warrant process (https://arstechnica.com/tech-policy/2018/12/australia-passes-new-law-to-thwart-strong-encryption/). Currently, critics see the only means to do this is by weakening encryption. **VES is the only solution that we know of that provides a means to do this without weakening encryption or providing the proverbial backdoor.**

Law enforcement organizations in all member nations of the Five Eyes community have been pushing for similar legislation

(https://www.zdnet.com/article/five-eyes-governments-get-even-tougher-on-encryption/). The demand by law enforcement for access to encrypted information is strong and real. On the opposite side, privacy advocates are touting that doing this by providing a backdoor weakens encryption overall and are strongly against doing so. Governments are trying to balance the need to provide law enforcement what they need while minimizing the weakening of encryption. It has become a highly contested topic over the past few years and passage of this law is an indication of where the other members of the Five Eyes nations may be heading, as they all share a common perspective on this issue.

How VES can solve the *Backdoor* Problem

Here's how VES could work and solve this dilemma. If law enforcement were to approach VESvault Corp. with a warrant to access a particular person's encrypted content, we could not do that as we have no means to break the encryption. We do not store either the user's VESkey or password and could not provide them. However, we would be required to provide the user's account information as well as the encrypted content. Law enforcement would essentially take ownership of the user's account, do a password reset and then initiate a VESrecovery process. Law enforcement would probably need to approach the user's friends, with a warrant, and inform them that if they remember their VESkeys they are required by law to enter them and assist the user's account to achieve VESrecovery. If the friends choose to assist in VESrecovery, law enforcement would then be able to decrypt the user's data, without having access to any of the encrypted content of the friends. Of course, if the friends do not cooperate or if the user never selected friends to begin with, this method would not work. But law enforcement would be able to monitor the activity of the friends' VESvault accounts and after having informed them that if they do not cooperate they face legal charges, the friends could risk breaking the law if they were to use their VESkeys to access their personal data and not comply with the court order by providing VESrecovery assistance. If the friends were to tell law enforcement that they couldn't help because they had lost their VESkeys, they would be require to initiate VESrecovery for themselves. Thus, without having the means to secretly surveil anyone and without weakening e2e encryption, VES provides a fairly reliable means for law enforcement to get access to a specific individual's encrypted content.

What Makes Our Team Special



One of the things that make our team special is that we aren't special. More particularly, we aren't specialists or experts. We don't pretend to be experts and we're unafraid to show it by asking the dumb questions to learn fast and make things better. Instead, we consider ourselves to be problem solvers and have a history of walking into areas where we have limited expertise and using that to our advantage in testing the paradigms with the questions the experts are too smart to ask. Occasionally, this approach really does works.

It's precisely that condition that led us to discover VES. We're not encryption experts. But, one solution, VES, to the key loss problem isn't a better type of encryption, a different kind of encryption key or a different computerized key management system. Rather, it's coordinating humans in a viral network to diversify away the risk of key loss. It's completely unintuitive to think that the problem – humans – can also become the solution when a few humans are connected together. This only becomes obvious when the mathematical formula is used to model the network of humans to show just how reliable they can be. We don't think the encryption experts would have gone down this path.

Members of our team have had some similar success at this sort of thing before. We've gone into two financial processes for a top Wall Street investment bank having no prior expertise and re-engineered them and have been awarded two US patents.

After 9/11, one of us was inspired to help the defense against terrorism and started a project to redesign the power integration for the individual warfighter's weapon system to dramatically reduce weight, improve survivability and improve ergonomics. This redesign was awarded US patents and the prototype was lauded by some military experts as the best power integration system in the world and the most ergonomic integration of laser, electronic optic, illuminator, infra-red laser and infra-red illuminator ever designed for the individual weapon platform.

Before we launched VESvault Corp. we spent two years exploring and incubating various technology concepts. One of these concepts, which is now dormant and is not a part of VESvault Corp. is an alternate method of accounting for non-accountants we call Operational Accounting (OA). OA is easy for people without any accounting experience to learn and use in a matter of minutes, and automatically generates all the proper accounting information and reporting. In fact, VESvault is running using the Operational Accounting prototype with no other accounting software and all the simple bookkepping is easily done ourselves. Again, we're using the Operational Accounting tool to keep the bookkeeping and accounting costs at VESvault Corp. to a minimum and Operational Accounting is not owned by VESvault Corp.

We've also invented a financial blockchain process that is patent pending, when none of us had knowledge of how blockchain works just a few years ago. This concept is not an active project and is not owned by VESvault Corp. *(VESvault Corp. owns all technologies pertaining to VES, CloudDash, and VESwallet and will continue to develop technologies that pertain to VES and selective Apps that have integration synergy with VES. The focus for VESvault Corp. is VES)*

If we know how to do anything, it is to humbly dive into a problem that is out of our comfort zone, try to learn fast, ask the dumb questions and try to find better answers. We're unafraid of change and feel we can adapt better than most teams. For instance, to get to VES, we went through six major strategic transformations along the way in CloudDash. We're comfortable navigating the ship in very turbulent waters and know how to make adjustments when things don't go as planned.

We're not a typical technology startup team. Our average age is 44 years old, which makes us ancient by Silicon Valley standards – good thing we're not based out there! We're a US based venture with a great mix of citizens who were born here and immigrated here. We're also not an all male team. More importantly, we've been together now for going on three years and have developed a solid working relationship built on respect and consideration. Over this time we've made incredible personal and financial sacrifices to push VESvault forward. We haven't wilted under immense pressure and we don't intend to start now. We've all shown that we're in this for the long term and won't let the minor things distract us from our goal.

Our Business Model

Much like Visa, Mastercard and Dolby, **VESvault will charge a minor, fixed percent of revenue of the Apps integrated with VES.** For example, if a user was paying $10/month and the fixed fee for VES was 5%, then the user would pay an extra $0.50 for having VES integrated with the App. If the App is free, then there would be no fee for VES. Since VES is a value magnifier to the connected service, **this revenue model best mirrors the value that VES provides in conjunction with the integrated 3rd party App. It will enable VES to be appropriately used for all Apps at all price points. It also enables rapid initial viral growth of the VES network by being free when integrated with free Apps, such as VESmail.**

Since we expect that value of VES will grow with the VES network, we will initially focus on connecting VES to free Apps to more rapidly grow the VES network. Once the network is large enough to provide a satisfactory level of reliability of key recovery when adding friends, the benefit of VES should be immediate and should be at the point where paid services will see the benefit of including VES to their products, and customers will be willing to pay the incremental fee for VES.

Through proprietary direct B2C (business to consumer) Apps, such as CloudDash, there may be additional strategic sources of revenue. These services will have synergies with VES but may also provide unique value to consumer without VES. It is this secondary value that may be available prior to the value of the VES network achieving critical mass. If this becomes the case, **these Apps may generate revenue sooner than will VES.** CloudDash is an example of such and App. After VESmail has been launched, we intend to refocus on CloudDash. There are a number of planned enhancements - some of which have not been mentioned in this document - that we expect will significantly improve the value of CloudDash and even make it sufficiently desirable to departments in larger corporations to potentially charge a monthly usage fee.

Our Valuation and Offering Story

When we started preparing to raise capital, a colleague who was part of a venture that successfully raised money from professional VCs told us of the valuation model that each VC used whom they talked to. This model puts a value on a patent or patent pending at $10 million and a value on being in production at another $10 million. We used this model to give VESvault a starting pre-money valuation of $20 million.

Initially, we were going to do a straight Token Sale ICO and not an equity offering. We created the concept and code for the VES token, which entitles the holder to an indefinite 1% discount on VES fees from an unlimited number of Apps connected to VES for an individual user account. With 100 VES Tokens an individual VES account would have free, indefinite use of VES with any connected Apps for any individual user VES account.

With our approximately $20 million pre-money valuation we raised $78,500 through SAFT agreements (Simple Agreement for Future Tokens) in May 2018 to some sophisticated investors, one of which was a CEO of a publicly traded financial investment company, and professional merchant bank investor. The value of the Token pool was in addition to the $20 million pre-money value of VESvault.

Along the way, we switched from doing a pure Token sale ICO to doing a traditional equity offering with some Tokens as a bonus.

To make the numbers easy, we rolled back our pre-money valuation so that our post-money valuation, after a reg CF offering, would be $20 million. In doing so, we, the co-founders, essentially gave up some pre-money equity to the SAFT holders and other external preferred stock holders.

Another reason we did this it to more align management's interests with the holders of preferred. To accomplish this, we allocated 75% of the post-money value to be in common stock and the remaining 25% to be in preferred stock. We used the portion of the preferred not allocated for the crowdfunding offering or the SAFT, to go to the team and external team members who have helped VESvault along the way. The SAFT investors, including the professional financial investor, are taking the economic equivalent of preferred share packages in place of Tokens they otherwise would have received.

In terms of pricing our the preferred stock in this offering, we used a model that states for a health SAAS company, annual growth plus profit should add to 40% (feld.com/archives/2015/02/rule-40-healthy-saas-company.html) to calculate the percent of revenue to be allocated to the preferred in the dividend. For example, if a company is growing at 40%/year, there should be no profit. If it is growing at 30%/year, there should be 10% profit. We believe that VES should grow at a rate greater than 40% for a number of years and greater than 20% for considerably longer. Such a high growth rate would leave very little, if any, of the 40% total left over for profit on which to establish a dividend. So, we settled on a 20% profit rate even though we think this is too high. The total value of the outstanding preferred, assuming a fully subscribed offering, would be 25% of the total value of the Company, and 25% ownership of 20% profit results in 5% of the profit being allocated to the preferred. But our dividend is based on net revenue and not profit. Almost always, 5% of profit is much less than 5% of net revenue (revenue is calculated prior to variable cost and fixed cost deductions, which are generally a very substantial percentage of revenue), so the percent of revenue allocated to the preferred dividend really should be much less than 5%. But, we settled on the 5% figure to keep the calculation very clear and clean so there would be little ambiguity and more transparency to investors if and when dividends are declared. We think this figure is probably more than twice as high as it should or could be, but we wanted to provide a strong incentive to invest. To be fair to the common, we priced the preferred shares at a little bit of a premium at $1.30/share compared to the $1.00/share of the common.

Invest in Our Company Today!

We think that VESvault is the rare opportunity for the retail community to invest in a technology and service that has widespread global appeal in the Internet Software As A Service space. We believe that solving the key loss problem to make encryption at-rest practical for widespread use is an Internet pervasive innovation. It touches everything for everyone, everywhere on the Internet. We're competing on a global scale. But, as we've shown, we have a plan. And, as we've shown, we can adapt when things don't go as planned and we know our limitations. Most importantly, our team has shown its dedication to making VESvault a success. And, you personally can dramatically influence the potential success of VESvault by becoming a user and helping to grow the VES network. Along the way, we'll be supporting the basic human right to privacy while also helping to preserve the integrity of encryption by offering a solution that eliminates any justification for governments to request a backdoor. We hope you'll join us on this effort and become an investor in and a user of VESvault!



Resources

VES

VESvault Website
FUN MATH Interactive Page
VES Animations
VES US Patent

CloudDash

CloudDash Website

VESwallet

VESwallet Website
VESwallet Overview is linked in the VESwallet header

Developer Resources

Developer Center / APIs
libVES on GitHub
VESwallet on GitHub



CloudDash beta launches
CloudDash is a file



VEStoken concept
A revenue



VESwallet launches
VESwallet crypto wallet



Improved onboarding process



VES security enhancements - part 2



Strength of network
An accurate



management tool for cloud storage services - Google Drive, Dropbox and OneDrive. Future plans were including encrypting files and sharing the encryption keys with collaborators

June 2016

March 2017

CloudDash is an app for VESvault

File encryption service for CloudDash becomes the main business direction, and is named VESvault.

sharing token based on an Ethereum ERC20 smart contract. SAFTs sold to investors.

September 2017

December 2017

VES becomes end-to-end

VES end-to-end APIs are released as a beta, along with supplementary documentation. The client-side libVES is published on GitHub.

app becomes the first proof of concept integrated with VES end-to-end APIs. The APIs are ready for production use.

March 2018

November 2018

Launched on StartEngine

VESvault preferred bundle is available for sale. The bundle is composed of a VEStoken and a VESvault preferred equity share.

The new, rethought onboarding process allows users to sign up and set up their VES accounts easily and intuitively. (ANTICIPATED)

December 2018

January 2019

VES security enhancements - part 1

Security Time Delay, Forward Secrecy. (ANTICIPATED)

Two Factor Authentication, Split Key. (ANTICIPATED)

March 2019

June 2019

VESmail

VESmail will allow VES encryption for any IMAP-based email account, such as Gmail. (ANTICIPATED)

assessment of odds of losing the VESvault content due to VESkey loss for any individual VESvault users, based on the status of the network of friends. (ANTICIPATED)

December 2019 (ANTICIPATED)

2020

CloudDash 2.0

Enhancements to VES enabled CloudDash. Team management capabilities to attract paying corporate users. Integration with blockchain based distributed storages. (ANTICIPATED)

In the Press







SHOW MORE

Meet Our Team

John Brixius

CEO / Co-Founder / Director / Chairman

John's background is in building and transforming operations and business models. In achieving results in this field, he has relied heavily upon his functional skills in finance, strategy and general problem solving. He generally provides the vision, plan and coordination for VESvault and is co-inventor of the VES technology. John has a BS degree in Electrical Engineering from Notre Dame and an MBA from The University at Buffalo. From January 2015 to January 2018, John's full-time focus has been on incubating some internet technologies to launch a company. During this 3 year period, John worked full time with Jim Zubov on these efforts. Personal Savings and the occasional short-term finance consulting projects were used to provide living expenses. During 2015, the primary focus was on Accounting improvements with one of the outcomes being the Operational Accounting (OA) methodology and prototype (OA is a dormant technology and project. OA is not a company and is not part of VESvault Corp.) During the second year, 2016, the focus shifted to CloudDash and during this time period VES was conceived (CloudDash is synergistically tied to VES and is a product that belongs to VESvault Corp.). By 2017 the primary focus was developing the VES technology which lead to the launch and incorporation of VESvault in 2018. From Jan 2018 to the present date, John has continued exclusively with the VES effort as a full-time CEO / co-founder of VESvault.

Jim Zubov

CTO / Co-Founder / Director / Secretary

Jim is a technology leader, innovator and general problem solver. He has deep experience and success in leading IT projects and proposing technological solutions to business problems. He provides technological strategy for VESvault, coordinates the IT development cycle, and is co-inventor of the VES technology. Jim has a master's degree in solid state physics. From January 2015 to January 2018, Jim's full-time focus has been on incubating some Internet technologies to launch a company. During this 3 year period, Jim worked full-time with John Brixius on these efforts. Occasional short-term technology consulting projects would help cover living expenses. During 2015, the primary focus was on Accounting improvements with one of the outcomes being the Operational Accounting (OA) methodology and prototype (OA is a dormant technology and project. OA is not a company and is not part of VESvault Corp.) During the second year, 2016, the focus shifted to CloudDash and during this time period VES was conceived (CloudDash is synergistically tied to VES and is a product that belongs to VESvault Corp.). By 2017 the primary focus was developing the VES technology which lead to the launch and incorporation of VESvault in 2018. From Jan 2018 to the present date, Jim has continued with the VES effort on a full-time CTO / co-founder of VESvault, with very little time spent on CommerceByte. Over the past 3 years Jim has also been the President of CommerceByte, which is a consulting company Jim has used to supplement his income and the VES project. This has been a part-time only arrangement where Jim has averaged less than 5 hours per month over the past three years and over the past year in particular. Going forward, Jim's time spent on CommerceByte is expected to decrease from the 5 hours per month.

Svetlana Starkova

Lead Engineer

Svetlana is a senior programmer.. She is a full stack lead developer and focuses on all the necessary coding and debugging that make the VES technology work. Svetlana has a master's degree in Computer Science and Applied Mathematics.



Slava Starkov

Engineer / Analyst

Slava's psychology and science background help with tackling a variety of tasks and challenges that he works on at VESvault. These areas include web design, business analysis, testing and general help with whatever objective the team is focusing on at the present moment. Slava has a BS degree in Psychology and minors in Biology and Chemistry from Stony Brook University.

Offering Summary

Maximum 823,076* shares of Convertible Series A Preferred Stock ($1,069,998.80)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 7,692 shares of Convertible Series A Preferred Stock ($9,999.60)

Company	VESvault Corp., a Delaware Corporation (the "**Company**")
Corporate Address	5 Rusyna Circle, Hampton Bays, NY 11946

Description of Business	The Company's business is built around its patent pending technology, Viral Encrypted Security (VES). VES employs a user-defined virally connected network of friends to enable recovery of lost encrypted content after losing the encryption key. This mitigates the risk of key loss while preserving the privacy and security of end-to-end encryption, enabling encryption to be practical for widespread use. Through the VES APIs, 3rd party services providers can integrate VES into their product offerings to extend the benefit of VES to their customers. The VES APIs are available to any and all third party service providers. Customers of the 3rd party services providers will pay a fee to VESvault that is a fixed, small percentage of the fee of the third party service (Much like Visa charges a small fixed percentage of all transactions). VESvault also will selectively offer B2C services directly to end users that have synergies with VES, such as the CloudDash product and VESwallet. In addition to being synergistic with VES, these B2C services may have value independent of VES and consequently may provide for an additional revenue stream.
Type of Security Offered	Convertible Series A Preferred Stock (the "Shares", or the "Securities") and VEStokens (the "Tokens")
Purchase Price of Security Offered	$1.30 per share of Convertible Series A Preferred Stock
Minimum Investment Amount (per investor)	$200.20

PERKS*

The Offering will include Five (5) VEStokens with every share of Preferred stock purchased.

*All perks and tokens will be delivered after the campaign is completed, and upon availability of the Tokens.

Terms of Tokens

Description: Each VEStoken entitles a single registered individual VESvault account (for an individual human and only that individual human) an indefinite 1% (one percent) discount on VES fees for all VES services associated with that account. The discount is cumulative and the registration of 100 (one hundred) VEStokens entitles the single individual VES account to an indefinite 100% discount on all VES services linked to the account. All rights are transferable in full with the sale or transfer of the VEStoken.

- **Initial Blockchain:** Ethereum
- **Migration to Alternative Blockchain:** None planned.
- **Expected Network Launch date:** Q2 2019
- **Total amount of Tokens authorized for creation:** 200 Million
- **Amount of Tokens or Rights to Tokens already issued:** The Company entered into a number of SAFTS, which are being restructured in accordance with the terms of this offering into Preferred Stock and rights to 5 VES Tokens per share of Preferred Share. See "Our Valuation and Offering Story" in Overview and "Statement of Stockholders Equity" in our Financial Statements for more details.
- **Will they be listed on Exchanges:** No planned listings. However, the Company is open to the possibility of listing on one or more SEC licensed (or foreign) exchanges, including ATS platforms, if, in its sole discretion, the Company deems it to be commercially practicable to do so.

Other Material Terms:

- · **Voting Rights:** None.
- · **Restrictions on Transfer:** 1 year from closing of the Offering. After the 1year restriction has been completed, all rights are transferable in full with the sale or transfer of the VEStoken.
- · **Dividends/Distributions:** None.
- · **Redemption Rights:** None.
- · **Other:** None

The Company currently does not have a functional distributed ledger based business model nor a blockchain based token and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur. The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF. Further, the VEStokens are intended to be used solely in connection with the Company's proprietary technology and the Company currently has no plans to facilitate a secondary market for VEStokens. As a consequence, any future value attributable to the VEStokens is dependent on the success of the Company's products and services. VEStokens may have no value and the Company makes no guarantees or representations with respect to liquidity for the VEStokens.

Tax Advisory: Investors should consult their tax advisors with respect to the tax basis for each of the Preferred Stock and the VEStokens, since they will trade independently.

No Sales in New York: Because VESTokens being offered or included as perks may be viewed as "virtual currencies" under the laws of the State of New York, we are not offering the securities to investors in New York. No Investor who (i) resides, (ii) is located, (iii) has a place of business, or (iv) is conducting business (any of which makes the Investor a "Resident") in the state of New York will be accepted in this offering.

The 10% Bonus for StartEngine Shareholders

VESvault Corp. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with a $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Convertible Series A Preferred Stock at $1.30 / share, you will receive 10 Convertible Series A Preferred Stock bonus shares, meaning you'll own 110 shares for $130. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

It is possible that at some funding level, the Company may incur an irregular use of proceeds in the form of compensation to the co-founders in an amount that surpasses $10,000. For more information on the salary strategy of the Company and possible stipend compensation for the two co-founders and other team members, refer to the Liquidity and Capital Resources section.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow VESvault Corp. to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

Post



adviser. StartEngine Capital, LLC is a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.



VIDEO TRANSCRIPT (Exhibit D)

The strength of encryption – that it's unhackable - is also its weakness, which has kept it from widespread adoption and from delivering on its potential to make the Internet a much safer place for everyone.

The problem is that if the rightful owner loses the encryption key, they can never access their encrypted content again[RS1] . There's no exception to this.

The only solution is to have a spare key. But, previous spare key methods have resulted in compromises to privacy, security and convenience, making them impractical or even ineffective for mainstream use. And[RS2] , they just aren't as reliable as they need to be[RS3] .

That's why end-to-end encryption is very rarely used for *any* stored content: emails, documents, photos, videos, audio files, medical records, stored text messages or any other stored information.

[RS4]

Viral Encrypted Security, or VES, solves the backup key problem without any compromises, making end-to-end encryption practical for mainstream[RS5] use.

-

With VES, recovering encrypted content is simple and easy.

When you attempt to enter your VESkey and discover you've lost it, just select the lost key option and create a new VESkey.

Your[RS6] pre-selected friends are immediately notified and they can assist you by entering their own VESkeys. Once[RS7] [JZ8] a few friends have assisted you, you can re-enter your new VESkey to automatically reclaim your previously lost encrypted content.

Throughout the process, none of your friends ever have access to your encrypted information and the privacy and security of end-to-end encryption is never compromised.

-

VES[RS9] uses a patent pending technology similar to Shamir's Secret Sharing[JZ10] , but VES has solved the *collusion* and *reliability* issues that have kept previous Shamir-based apps from being usable.

To solve the reliability problem, VES uses a virally connected network of friends [RS11] . If your friends have lost their keys, they can get assistance from their friends and then assist you.

There's no limit to the depth of your network, and just a few people can set off chain reactions of recovery that can ripple through the entire VES network. As your network connections grow, the probability of you losing your content decreases exponentially. Even with just a small connected network, the odds of you losing your encrypted content can quickly drop below 1 in one trillion and even go far lower than that.

VES solves the collusion problem by creating a mirror copy of your content in a shadow vault and encrypting it with a shadow key, which is *different* from the primary key used when you access your content through your VESkey[RS12] .

Since the Shadow vault is accessed only one time, under only one condition and by only one person - you, multiple additional layers of security can be put around it[RS13] .

These additional layers include two-factor authentication, voice verification by your friends, and then VESvault's proprietary Security Time Delay – where you are alerted of a potential hack and have time to stop it by entering your VESkey.

VES also incorporates a state-of-the-art encryption security measure called forward secrecy. Periodically, when[RS14] you enter your VESkey, both your primary and shadow vaults are automatically re-encrypted with new keys, without requiring you to change your VESkey.

 [RS15] [JZ16]

VES works will *all* stored content, either in the cloud or off-line. It works with both blockchain based services[RS17] as well as traditional centralized internet services. Through the VES APIs, any 3rd party service can integrate VES into their products and extend the benefits to their user base.

By making end-to-end encryption reliable, safe and convenient, without degrading privacy or security[RS18] , VES makes encryption practical for all stored content; enabling end-to-end encryption to finally deliver on its true potential of making the internet a *much* safer place for *everyone, everywhere[RS19]* .

[RS1]Show animation of an owner with a key disappearing in a puff of smoke while the encryption safe closes and the content becomes encrypted, while the owner has a perplexed look on his face and is moved into the group of outsiders without access.

[RS2]Show creation of a copy of the key. Then one by one show the words *privacy, security, convenience* and with each word make a 1/3 damage to the encrypted safe so that on the third word the safe is broken and the encryption decrypts and shows the phrase *my private content.*

[RS3]Show the backup key going poof into a cloud of smoke and disappearing and maybe the owner scratching his head with a perplexed look on his face.

[RS4]Show the title *Viral Encrypted Security*

[RS5]Sequentially show the four words – *privacy, security, convenience, reliability* -- with some sort of flash or pop or checkbox as the word is read.

[RS6][Show screenshot of a VESkey entry popup and the mouse moving to select the lost key option.]

[RS7][show animation of multiple emails being sent to multiple friends. Then transition to the screenshot of a an assistance popup being filled in with a VESkey and the assistance option being selected.]

[JZ8]A horizontal red key, and a few icons of friends. One of the friends pops an assistance box and start typing the key, then assists. While the first one is typing, another friend pops an assistance box and starts typing his key. After the first assistance, the red key becomes half green. After the second assistance – fully green and flashing.

[RS9][Show the title *HOW VES WORKS*]

[JZ10]A horizontal key splits into 3 pieces. Each piece is fed into a column of 3 x N rectangular matrix with numbers. Each row produces a gibberish looking token, which goes to a respective friend. Next – 3 of the friends pass their tokens into corresponding matrix rows, the matrix spits out pieces of the key at the columns, which join together to form a key.

[RS11]show the network tree dynamically growing

[RS12]show both the primary vault and the shadow vault, primary key, shadow key, VESkey and recovery key as parallel and distinct ssystems.

[RS13]Show the shadow vault being put into a second vault and then a 3rd vault

[RS14]Reuse the image of the parallel primary and shadow vaults. Show that when the VESkey is entered both the shadow vault and primary vaults, along with primary and shadow and recovery keys, are reinitialized.

[RS15]Show title *VES APIs*

[JZ16]And a small sample of code

[RS17]Show illustration of decentralized blockchain services and have that morph into or transition into a centralized version

[RS18]Have a check list of the four criteria and check each off as they are read: reliable, safe, convenient, end-to-end

[RS19]Show some kind of zoom out effect such as a list of all the types of stored content on a canister in a cloud, zoom out to show others like it and keep zooming out to show USA and then a map of the complete world.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

CERTIFICATE OF INCORPORATION
OF
VESVAULT CORP.

I, the undersigned, for the purpose of creating and organizing a corporation under the provisions of and subject to the requirements of the General Corporation Law of the State of Delaware (the "**DGCL**"), certify as follows:

FIRST: The name of the corporation is VESvault Corp. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is c/o Platinum Filings LLC, 28 Old Rudnick Lane, Dover, Delaware 19901, County of Kent. The name of the registered agent of the Corporation at such address is Platinum Filings LLC.

THIRD: The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have the authority to issue is 10,000,000 shares of Common Stock, par value $0.00001 per share.

FIFTH: The management of the business and the conduct of the affairs of the Corporation shall be vested in the Board of Directors of the Corporation.

SIXTH: Subject to any additional vote required by the Certificate of Incorporation or Bylaws of the Corporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SEVENTH: Subject to any additional vote required by the Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

EIGHTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

NINTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

TENTH: Any matter to be voted upon by the stockholders of the Corporation, including, but not limited to, the election and removal of directors from the Board of Directors and any amendment, alteration or repeal of any provision of the Certificate of Incorporation or the Bylaws of the Corporation, shall be decided by the affirmative vote of holders of not less than sixty-six and two-thirds percent (66 2/3%) of the voting power of all outstanding shares of stock of the Corporation entitled to vote.

ELEVENTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL or any other law of the State of Delaware is amended after approval by the stockholders of this Article Eleventh to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

Any repeal or modification of the foregoing provisions of this Article Eleventh by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TWELFTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which the DGCL permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL.

Any amendment, repeal or modification of the foregoing provisions of this Article Twelfth shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

THIRTEENTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Certificate of Incorporation or the Bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

FOURTEENTH: The Corporation expressly elects not to be governed by Section 203 of the DGCL, as from time to time in effect or any successor provision thereto.

FIFTEENTH: The Corporation shall have the right, subject to any express provisions or restrictions contained in the Certificate of Incorporation or Bylaws of the Corporation, from time to time, to amend, alter or repeal any provision of the Certificate of Incorporation in any manner now or hereafter provided by law, and all rights and powers of any kind conferred upon a director or stockholder of the Corporation by the Certificate of Incorporation or any amendment thereof are conferred subject to such right.

SIXTEENTH: The name and mailing address of the sole incorporator of the Corporation are:

NAME	MAILING ADDRESS
John Brixius	272 Woodward Ave. Buffalo, NY 14214

IN WITNESS WHEREOF, the undersigned, being the sole incorporator, for the purpose of forming a corporation pursuant to the DGCL, does make this Certificate of Incorporation, hereby acknowledging, declaring, and certifying that the foregoing Certificate of Incorporation is my act and deed and that the facts herein stated are true, and have accordingly hereunto set my hand this 22nd day of January, 2018.

By: _/s/ John Brixius_____
Name: John Brixius

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "VESVAULT CORP.", FILED IN THIS OFFICE ON THE ELEVENTH DAY OF OCTOBER, A.D. 2018, AT 6:03 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State

6721492 8100
SR# 20187104862

Authentication: 203603442
Date: 10-12-18

CERTIFICATE OF AMENDMENT
TO
CERTIFICATE OF INCORPORATION
OF
VESVAULT CORP.

VESVault Corp. (the "**Corporation**"), a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1.   This Certificate of Amendment (the "**Certificate of Amendment**") amends the provisions of the Corporation's Certificate of Incorporation filed with the Secretary of State on January 22, 2018 (the "**Certificate of Incorporation**").

2.   Section 4 of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:

> "**FOURTH**:   The total number of shares of stock which the corporation shall have authority to issue is thirty five million (35,000,000) shares, all of which shall have a par value of $.00001 per share. The total number of shares of common stock which the corporation is authorized to issue is 30,000,000, at a par value of $0.00001 per share and the total number of shares of undesignated preferred stock which the corporation is authorized to issue is 5,000,000, a par value of $0.00001 per share ("**Blank Check Preferred Stock**").
>
> The Blank Check Preferred Stock may be issued from time to time and in one or more series. The Board of Directors of the Corporation is authorized to determine or alter the powers, preferences and rights, and the qualifications, limitations and restrictions granted to or imposed upon any wholly unissued series of Blank Check Preferred Stock, and within the limitations or restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series of Blank Check Preferred Stock, to increase or decrease (but not below the number of shares of any such series of preferred stock then outstanding) the number of shares of any such series of Blank Check Preferred Stock, and to fix the number of shares of any series of Blank Check Preferred Stock. In the event that the number of shares of any series of Blank Check Preferred Stock shall be so decreased, the shares constituting such decrease shall resume the status which such shares had prior to the adoption of the resolution

adoption of the resolution originally fixing the number of shares of such series of Blank Check Preferred Stock subject to the requirements of applicable law."

3.   This amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

4.   All other provisions of the Certificate of Incorporation shall remain in full force and effect.

        IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by _JOHN_ BRIXIUS , its _CEO_ , this _27th_ day of September, 2018.



By _____

Name: JOHN BRIXIUS

Title: CEO

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF DESIGNATION OF "VESVAULT CORP.", FILED IN THIS OFFICE ON THE SEVENTH DAY OF DECEMBER, A.D. 2018, AT 1:31 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State

6721492 8100
SR# 20188028346

Authentication: 204051703
Date: 12-07-18

You may verify this certificate online at corp.delaware.gov/authver.shtml

CERTIFICATE OF DESIGNATION

OF

NON-VOTING CONVERTIBLE SERIES A PREFERRED STOCK

OF

VESVAULT CORP.

Pursuant to Section 151 of the General Corporation Law of the State of Delaware (the "DGCL"), VESVault Corp., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), in accordance with the provisions of Section 103 thereof, does hereby submit the following:

WHEREAS, the Certificate of Incorporation of the Corporation, as amended to date (the "Certificate of Incorporation"), authorizes the issuance of up to 5,000,000 shares of preferred stock, par value $0.00001 per share, of the Corporation ("Preferred Stock") in one or more series, and expressly authorizes the Board of Directors of the Corporation (the "Board"), subject to limitations prescribed by law, to provide, out of the unissued shares of Preferred Stock, for series of Preferred Stock, and, with respect to each such series, to establish and fix the number of shares to be included in any series of Preferred Stock and the designation, rights, preferences, powers, restrictions and limitations of the shares of such series;

WHEREAS, it is the desire of the Board to establish and fix the number of shares to be included in a new series of Preferred Stock, the Convertible Series A Preferred Stock (being hereinafter sometimes referred to as the "VES Preferred"), and the designation, rights, preferences and limitations of the shares of such new series as hereinafter provided for in this Certificate of Designation (the "Certificate of Designation");

WHEREAS, as permitted by Sections 219(c) and 224 of the DGCL, the Corporation is permitted to use distributed ledger technologies to record its stock ledger as well as any issuances or transfers thereto, the Corporation reserves the right to tokenize the VES Preferred if and when the Corporation is practically able to do so;

NOW, THEREFORE, BE IT RESOLVED, that the Board does hereby provide for the issue of the VES Preferred and does hereby in this Certificate of Designation establish and fix and herein state and express the designation, rights, preferences, powers, restrictions and limitations of such series of Preferred Stock as follows:

1. Designation. There shall be a series of Preferred Stock that shall be designated as "Convertible Series A Preferred Stock" (the "VES Preferred") and the number of shares constituting such series shall be 5,000,000 (the "Total Authorized VES Preferred"). The rights, preferences, powers, restrictions and limitations of the VES Preferred shall be as set forth herein.

2. Defined Terms. For purposes hereof, the following terms shall have the following meanings:

"Board" has the meaning set forth in the Recitals.

"Certificate of Designation" has the meaning set forth in the Recitals.

"Certificate of Incorporation" has the meaning set forth in the Recitals.

"Change of Control" means (a) any sale, lease or transfer or series of sales, leases or transfers of all or substantially all of the consolidated assets of the Corporation and its Subsidiaries; (b) any sale, transfer or issuance (or series of sales, transfers or issuances) of capital stock by the Corporation or the holders of Common Stock (or other voting stock of the Corporation) that results in the inability of the holders of Common Stock (or other voting stock of the Corporation) immediately prior to such sale, transfer or issuance to designate or elect a majority of the Board (or its equivalent) of the Corporation; or (c) any merger, consolidation, recapitalization or reorganization of the Corporation with or into another Person (whether or not the Corporation is the surviving corporation) that results in the inability of the holders of Common Stock (or other voting stock of the Corporation) immediately prior to such merger, consolidation, recapitalization or reorganization to designate or elect a majority of the board of directors (or its equivalent) of the resulting entity or its parent company.

"Common Stock" means the common stock, par value $0.00001 per share, of the Corporation.

"Common Stock Deemed Outstanding" means, at any given time, the sum of (a) the number of shares of Common Stock actually outstanding at such time, plus (b) the number of shares of Common Stock issuable upon exercise of Options actually outstanding at such time, plus (c) the number of shares of Common Stock issuable upon conversion or exchange of Convertible Securities actually outstanding at such time (treating as actually outstanding any Convertible Securities issuable upon exercise of Options actually outstanding at such time), in each case, regardless of whether the Options or Convertible Securities are actually exercisable at such time; *provided*, that Common Stock Deemed Outstanding at any given time shall not include shares owned or held by or for the account of the Corporation or any of its wholly owned Subsidiaries.

"Convertible Securities" means any securities (directly or indirectly) convertible into or exchangeable for Common Stock, but excluding Options.

"Corporation" has the meaning set forth in the Preamble.

"Conversion Shares" means the shares of Common Stock or other capital stock of the Corporation then issuable upon conversion of the VES Preferred in accordance with the terms of **Section 6**.

"Date of Issuance" means, with respect to a Share of VES Preferred, the date on which the Corporation initially issues such Share to the holder thereof (without regard to any

2

subsequent transfer of such share or reissuance of the certificate(s) representing such Share).

"DGCL" has the meaning set forth in the Preamble.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

"Junior Securities" means, collectively, the Common Stock and any other class of securities that is specifically designated as junior to the VES Preferred.

"Liquidation" has the meaning set forth in **Section 4.1**.

"Liquidity Event" means (i) any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (a "Liquidation") or (ii) any sale, merger, consolidation, reorganization or other transaction which results in a Change of Control. A "Change of Control" means a reorganization, consolidation or merger of the Corporation with or into any other corporation or corporations (other than a wholly-owned subsidiary), or the sale, transfer, liquidation or other disposition of all or substantially all of the assets of the Corporation, or the consummation of any transaction or series of related transactions, in each case which results in the Corporation's stockholders immediately prior to such transaction or series of related transactions, holding less than fifty percent (50%) of the voting power of the entity surviving or continuing (including the Corporation or the entity owning all or substantially all of the assets of the Corporation) following such transaction or series of related transactions; provided a Change of Control shall not apply to a merger effected solely for the purposes of changing the domicile of the Corporation.

"Options" means any warrants or other rights or options to subscribe for or purchase Common Stock or Convertible Securities.

"Original Issue Price" shall mean $1.30 per Share.

"Person" means an individual, corporation, partnership, joint venture, limited liability company, governmental authority, unincorporated organization, trust, association or other entity.

"Preferred Stock" has the meaning set forth in the Recitals.

"Securities Act" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

"Share" means a share of VES Preferred.

"Subsidiary" means, with respect to any Person, any other Person of which a majority of the outstanding shares or other equity interests having the power to vote for directors or comparable managers are owned, directly or indirectly, by the first Person.

"Supermajority Interest" means the holders of at least seventy-five percent (75%) of the then total outstanding Shares of VES Preferred voting together as a separate class.

"Total Authorized VES Preferred" has the meaning set forth in **Section 1**.

"VES Preferred" has the meaning set forth in **Section 1**.

3. Payment of Dividends. From and after the Date of Issuance, the VES Preferred, as a class, shall be entitled to annual non-cumulative dividends, if and when declared by the Corporation, in an amount up to but in no event exceeding 6.5% of net revenue generated by the Corporation out of surplus of the Corporation (as each term is defined in Section 154 of the DGCL, the "Pref Dividend"). For clarity, each holder of VES Preferred shall be entitled to that percent of the Pref Dividends equal to the proportion of VES Preferred held by such holder at the time the Pref Dividend is declared relative to the Total Authorized VES Preferred (ie. if you held 500,000 Shares, you would be entitled to 10% of the Pref Dividend or, said another way, 0.65% of the net revenue generated by the Corporation out of surplus of the Corporation). The Pref Dividend shall be prior and in preference to any dividend on any Junior Securities and shall be fully declared and paid before any dividends are declared and paid, or any other distributions are made, on any Junior Securities, other than to repurchase Common Stock held by employees or consultants of the Corporation upon termination of their employment or services pursuant to agreements providing for such repurchase.

4. Liquidation.

4.1 Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation (a "Liquidation"), the holders of Shares of VES Preferred then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, before any payment shall be made to the holders of Junior Securities by reason of their ownership thereof, an amount in cash equal to the Original Issue Price for each Share held.

4.2 Participation with Junior Securities on Liquidation. In addition to and after payment in full of all preferential amounts required to be paid to the holders of VES Preferred upon a Liquidation under **Section 4.1**, holders of Shares of VES Preferred then outstanding shall be entitled to participate with the holders of shares of Junior Securities then outstanding, pro rata as a single class based on the number of outstanding shares of Junior Securities on an as-converted basis held by each holder as of immediately prior to the Liquidation, in the distribution of all the remaining assets and funds of the Corporation available for distribution to its stockholders; provided that the holders of VES Preferred will stop participating once they have received a total liquidation amount per share equal to 1.25 times the Original Purchase Price, plus any declared but unpaid dividends. Thereafter, the remaining assets shall be distributed ratably to the holders of the Junior Securities.

4.3 Insufficient Assets. If upon any Liquidation the remaining assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of the Shares of VES Preferred the full preferential amount to which they are entitled under **Section 4.1** and **Section 4.2**, (a) the holders of the Shares shall share ratably in any distribution of the remaining assets and funds of the Corporation in proportion to the respective full preferential amounts which would otherwise be payable in respect of the VES Preferred in the aggregate upon such Liquidation if all amounts payable on or with respect to such Shares were paid in full, and (b) the Corporation shall not make or agree to make any payments to the holders of Junior Securities.

4.4 Notice. In the event of any Liquidation, the Corporation shall, within ten (10) days of the date the Board approves such action, or no later than twenty (20) days of any stockholders' meeting called to approve such action, or within twenty (20) days of the commencement of any involuntary proceeding, whichever is earlier, give each holder of Shares of VES Preferred written notice of the proposed action. Such written notice shall describe the material terms and conditions of such proposed action, including a description of the stock, cash and property to be received by the holders of Shares upon consummation of the proposed action and the date of delivery thereof. If any material change in the facts set forth in the initial notice shall occur, the Corporation shall promptly give written notice to each holder of Shares of such material change.

5. Voting. Except as otherwise provided herein and required by law, the VES Preferred shall have no voting or consent rights, and the Common Stock shall have all voting rights, including, but not limited to, the right to approve amendments to the Certificate of Incorporation to increase the authorized number of shares issuable thereunder, and to create one or more new classes of Preferred Stock with rights, preferences and privileges that are more favorable to the rights, preferences and privileges of the VES Preferred. Notwithstanding the foregoing, in the event a vote of the holders of Shares is required by law or otherwise required or permitted in accordance with the terms hereof, holders of VES Preferred shall be entitled to one (1) vote per Share held as of the record date for such vote or written consent or, if there is no specified record date, as of the date of such vote or written consent.

6. Conversion.

6.1 Automatic Conversion on Liquidity Event. Subject to the provisions of this **Section 6**, in connection with a Liquidity Event by the Corporation, all of the outstanding Shares of VES Preferred then outstanding shall, by virtue of and simultaneously with such occurrence, automatically convert into an aggregate number of shares of Common Stock as is determined by multiplying (i) the number of Shares (including any fraction of a Share) to be converted by (ii) 1.0. If a closing of a Liquidity Event occurs, such automatic conversion of all of the outstanding Shares of VES Preferred shall be deemed to have been converted into shares of Common Stock as of immediately prior to such closing.

6.2   Procedures for Conversion; Effect of Conversion

(a)   Procedures for Automatic Conversion. As of the closing of a Liquidity Event, all outstanding Shares of VES Preferred shall be converted to the number of shares of Common Stock calculated pursuant to **Section 6.1** above without any further action by the relevant holder of such Shares or the Corporation. As promptly as practicable following such Liquidity Event (but in any event within five (5) days thereafter), the Corporation shall send each holder of Shares of VES Preferred written notice of such event. Upon receipt of such notice, if such Shares and the Corporation's Common Stock are certificated:

(i)   each holder shall surrender to the Corporation the certificate or certificates representing the Shares being converted, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto) or, in the event the certificate or certificates are lost, stolen or missing, accompanied by an affidavit of loss executed by the holder; and

(ii)   upon the surrender of such certificate(s) and accompanying materials, the Corporation shall as promptly as practicable (but in any event within ten (10) days thereafter) deliver to the relevant holder a certificate in such holder's name (or the name of such holder's designee as stated in the written election) for the number of shares of Common Stock to which such holder shall be entitled upon conversion of the applicable Shares.

If such shares are not certificated, the Corporation shall update its book entries with respect to the Shares converted and Common Stock issuable upon such conversion. All shares of Common Stock issued hereunder by the Corporation shall be duly and validly issued, fully paid and nonassessable, free and clear of all taxes, liens, charges and encumbrances with respect to the issuance thereof.

(b)   Fractional Shares.   Notwithstanding anything herein to the contrary, the Corporation may, at the option of the Corporation, in lieu of issuing fractional shares of Common Stock upon conversion of the VES Preferred pursuant to this **Section 6.2**, deliver a check in an amount equal to the value of such fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of VES Preferred the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

(c) Effect of Conversion. All Shares of VES Preferred converted as provided in this **Section 6.1** shall no longer be deemed outstanding as of the effective time of the applicable conversion and all rights with respect to such Shares shall immediately cease and terminate as of such time, other than the right of the holder to receive shares of Common Stock and payment in lieu of any fraction of a Share in exchange therefor.

6.3 Reservation of Stock. The Corporation shall, at all times when any Shares of VES Preferred are outstanding, reserve and keep available out of its authorized but unissued shares of capital stock, solely for the purpose of issuance upon the conversion of the VES Preferred, such number of shares of Common Stock issuable upon the conversion of all outstanding VES Preferred pursuant to this **Section 6**, taking into account (i) all Common Stock Deemed Outstanding and (ii) any adjustment to such number of shares so issuable in accordance with **Section 6.6** hereof. The Corporation shall take all such actions as may be necessary to assure that all such shares of Common Stock may be so issued without violation of any applicable law or governmental regulation or any requirements of any domestic securities exchange upon which shares of Common Stock may be listed (except for official notice of issuance which shall be immediately delivered by the Corporation upon each such issuance). The Corporation shall not close its books against the transfer of any of its capital stock in any manner which would prevent the timely conversion of the Shares of VES Preferred.

6.4 No Charge or Payment. The issuance of certificates for shares of Common Stock upon conversion of Shares of VES Preferred pursuant to **Section 6.1**, if certificates are issued, shall be made without payment of additional consideration by, or other charge, cost or tax to, the holder in respect thereof.

6.5 Adjustment to Conversion Shares Upon Subdivision or Combination of Common Stock. If the Corporation shall, at any time or from time to time after the Date of Issuance, (i) pay a dividend or make any other distribution upon the Common Stock or any other capital stock of the Corporation payable in shares of Common Stock or in Options or Convertible Securities, or (ii) subdivide (by any stock split, recapitalization or otherwise) its outstanding shares of Common Stock into a greater number of shares, the number of Conversion Shares issuable upon conversion of the VES Preferred shall be proportionately increased. If the Corporation at any time combines (by combination, reverse stock split or otherwise) its outstanding shares of Common Stock into a smaller number of shares, the number of Conversion Shares issuable upon conversion of the VES Preferred shall be proportionately decreased. Any adjustment under this **Section 6.5** shall become effective at the close of business on the date the dividend, subdivision or combination becomes effective.

(a) Certain Events. If any event of the type contemplated by the provisions of this **Section 6.5** but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features) occurs, then the Board shall make an appropriate adjustment in the number of Conversion Shares issuable upon conversion of Shares of VES Preferred so as to protect the rights of the holder of such Shares in a manner consistent with the provisions of this **Section 6**; *provided*, that no such adjustment pursuant to this **Section 6.5** shall decrease the number of Conversion Shares issuable as otherwise determined pursuant to this **Section 6**.

(b) Certificate as to Adjustment.

(i) As promptly as reasonably practicable following any adjustment contemplated by this **Section 6** that results in a change in the number of Conversion Shares issuable to the holders of VES Preferred, but in any event not later than 10 days thereafter, the Corporation shall furnish to each holder of record of VES Preferred at the address specified for such holder in the books and records of the Corporation (or at such other address as may be provided to the Corporation in writing by such holder) a certificate of an executive officer setting forth in reasonable detail such adjustment and the facts upon which it is based and certifying the calculation thereof.

(ii) As promptly as reasonably practicable following the receipt by the Corporation of a written request by any holder of VES Preferred, but in any event not later than 10 days thereafter, the Corporation shall furnish to such holder a certificate of an executive officer certifying the number of Conversion Shares or the amount, if any, of other shares of stock, securities or assets then issuable to such holder upon conversion of the Shares of VES Preferred held by such holder.

(c) Notices. In the event:

(i) that the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the VES Preferred) for the purpose of entitling or enabling them to receive any dividend or other distribution, to vote at a meeting (or by written consent), to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(ii) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, any consolidation or merger of the Corporation with or into another Person, or sale of all or substantially all of the Corporation's assets to another Person; or

(iii) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation;

then, and in each such case, the Corporation shall send or cause to be sent to each holder of record of VES Preferred at the address specified for such holder in the books and records of the Corporation (or at such other address as may be provided to the Corporation in writing by such holder) at least 10 days prior to the applicable record date or the applicable expected effective date, as the case may be, for the event, a written notice specifying, as the case may be, (A) the record date for such dividend, distribution, meeting or consent or other right or action, and a description of such dividend, distribution or other right or action to be taken at such meeting or by written consent, or (B) the effective date on which such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding-up is proposed to take place, and the date, if any is to be fixed, as of which the books of the Corporation shall close or a record shall be taken with respect to which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon conversion of the VES Preferred) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the VES Preferred and the Conversion Shares.

7. <u>Reissuance of VES Preferred</u>. Any Shares of VES Preferred redeemed, converted or otherwise acquired by the Corporation or any Subsidiary shall be cancelled and retired as authorized and issued shares of capital stock of the Corporation and no such Shares shall thereafter be reissued, sold or transferred.

8. <u>Notices</u>. Except as otherwise provided herein, all notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile (with confirmation of transmission) or e-mail if sent during normal business hours, and on the next business day if sent after normal business hours; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent (a) to the Corporation, at its principal executive offices and (b) to any stockholder, at such holder's address at it appears in the stock records of the Corporation (or at such other address for a stockholder as shall be specified in a notice given in accordance with this **Section 8**).

9. <u>Amendment and Waiver</u>. No provision of this Certificate of Designation may be amended, modified or waived except by an instrument in writing executed by the

Corporation and a Supermajority Interest, and any such written amendment, modification or waiver will be binding upon the Corporation and each holder of VES Preferred.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, this Certificate of Designation is executed on behalf of the Corporation by its _CEO_ this 11th day of October 2018.

VESvault Corp.

By:

Name: John Brixius
Title: CEO